Exhibit 99.1

PRO FORMA VALUATION REPORT

FIRST SAVINGS FINANCIAL GROUP, INC

Clarksville, Indiana

PROPOSED HOLDING COMPANY FOR:

FIRST SAVINGS BANK, F.S.B.

Clarksville, Indiana

Dated As Of:

May 16, 2008

Prepared By:

RP® Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

May 16, 2008

Board of Directors

First Savings Bank, F.S.B.

501 East Lewis & Clark Parkway

Clarksville, IN 47129

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision (“OTS”). Specifically, this Appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Plan of Conversion

The Board of Directors of First Savings Bank, F.S.B., Clarksville, Indiana (“First Savings” or the “Bank”) adopted the plan of conversion on April 30, 2008, incorporated herein by reference. Pursuant to the plan of conversion, the Bank will convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank and become a wholly-owned subsidiary of First Savings Financial Group, Inc. (“FSFG” or the “Company”), a newly formed Indiana corporation. FSFG will offer 100% of its common stock in a subscription offering to Eligible Account Holders, the Employee Stock Ownership Plan (the “ESOP”), Supplemental Eligible Account Holders and Other Members, as such terms are define for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or a syndicated community offering. Going forward, FSFG will own 100% of the Bank's stock, and the Bank will initially be FSFG’s sole subsidiary. A portion of the net proceeds received from the sale of the common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

Washington Headquarters Rosslyn Center 1700 North Moore Street, Suite 2210 Arlington, VA 22209 www.rpfinancial.com	Telephone: (703) 528-1700 Fax No.: (703) 528-1788 Toll-Free No.: (866) 723-0594 E-Mail: mail@rpfinancial.com

Board of Directors

May 16, 2008

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed ESOP and reinvestment of the proceeds that are retained by the Company. In the future, FSFG may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Concurrent with the Conversion, the Bank will form a charitable foundation called the First Savings Charitable Foundation (the “Foundation”). The Bank will make a contribution to the Foundation of $1.2 million, consisting of $100,000 of cash plus 110,000 shares of conversion stock with a value of $1.1 million based on the $10.00 per share IPO price.

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Bank and the other parties engaged by the Bank to assist in the corporate reorganization and stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank’s and the Company’s regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the Bank that has included due diligence related discussions with First Savings’ management; Monroe Shine & Company, Inc., the Bank’s independent auditor; Kilpatrick Stockton, LLP, First Savings’ conversion counsel; and Keefe, Bruyette & Woods, Inc., which has been retained as the financial and marketing advisor in connection with the Bank’s stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which First Savings operates and have assessed the Bank’s relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions

Board of Directors

May 16, 2008

generally and analyzed the potential impact of such developments on First Savings and the industry as a whole to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Bank’s operating characteristics and financial performance as they relate to the pro forma market value of FSFG. We have reviewed the economy and demographic characteristics of the primary market area in which the Bank currently operates. We have compared First Savings’ financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the market for thrifts and thrift holding companies, including the market for new issues.

The Appraisal is based on First Savings’ representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of the Bank. The valuation considers First Savings only as a going concern and should not be considered as an indication of the Bank’s liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank and the Company and for all thrifts and their holding companies. Changes in the local and national economy, the federal and state legislative and regulatory environments for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank’s value alone. It is our understanding that First Savings intends to remain an independent institution and there are no current plans for selling control of the Bank as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company’s stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of May 16, 2008, the aggregate pro forma market value of the Company’s common stock, including the stock portion of the contribution to the Foundation immediately following the offering, is $32,000,000 at the midpoint, equal to

Board of Directors

May 16, 2008

3,200,000 shares issued at a per share value of $10.00. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board approved $10.00 per share offering price is set forth below.

Valuation Range	Offering Amount	Foundation Shares	Total Issued
Shares
Minimum	2,626,500	110,000	2,736,500
Midpoint	3,090,000	110,000	3,200,000
Maximum	3,553,500	110,000	3,663,500
Supermaximum	4,086,525	110,000	4,196,525
Value
Minimum	$26,265,000	$1,100,000	$27,365,000
Midpoint	$30,900,000	$1,100,000	$32,000,000
Maximum	$35,535,000	$1,100,000	$36,635,000
Supermaximum	$40,865,250	$1,100,000	$41,965,250

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable OTS regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of FSFG immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable OTS regulatory guidelines was based on the financial condition and operations of First Savings as of March 31, 2008, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an

Board of Directors

May 16, 2008

offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the OTS conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of First Savings, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,

RP® FINANCIAL, LC.

/s/ James P. Hennessey
James P. Hennessey
Director

RP® Financial, LC.	TABLE OF CONTENTS
i

TABLE OF CONTENTS

FIRST SAVINGS FINANCIAL GROUP, INC.

FIRST SAVINGS BANK, F.S.B.

Clarksville, Indiana

DESCRIPTION		PAGE NUMBER
CHAPTER ONE	OVERVIEW AND FINANCIAL ANALYSIS

Introduction		I.1
Plan of Conversion		I.1
Establishment of a Charitable Foundation		I.2
Strategic Overview		I.2
Balance Sheet Trends		I.6
Income and Expense Trends		I.10
Impact of Freeze/Termination of Defined Benefit Pension Plan		I.15
Interest Rate Risk Management		I.16
Lending Activities and Strategy		I.17
Asset Quality		I.21
Funding Composition and Strategy		I.22
Subsidiaries		I.23
Legal Proceedings		I.23

CHAPTER TWO	MARKET AREA

Introduction		II.1
National Economic Factors		II.2
Market Area Demographics		II.4
Local Economy		II.6
Unemployment Trends		II.8
Market Area Deposit Characteristics and Competition		II.9

CHAPTER THREE	PEER GROUP ANALYSIS

Peer Group Selection		III.1
Financial Condition		III.7
Income and Expense Components		III.10
Loan Composition		III.13
Credit Risk		III.15
Interest Rate Risk		III.17
Summary		III.19

RP® Financial, LC.	TABLE OF CONTENTS
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TABLE OF CONTENTS

FIRST SAVINGS FINANCIAL GROUP, INC.

FIRST SAVINGS BANK, F.S.B.

Clarksville, Indiana

(continued)

DESCRIPTION		PAGE NUMBER
CHAPTER FOUR	VALUATION ANALYSIS
Introduction		IV.1
Appraisal Guidelines		IV.1
RP Financial Approach to the Valuation		IV.1
Valuation Analysis		IV.2
1. Financial Condition		IV.3
2. Profitability, Growth and Viability of Earnings		IV.4
3. Asset Growth		IV.6
4. Primary Market Area		IV.6
5. Dividends		IV.8
6. Liquidity of the Shares		IV.9
7. Marketing of the Issue		IV.9
A. The Public Market		IV.10
B. The New Issue Market		IV.17
C. The Acquisition Market		IV.18
8. Management		IV.21
9. Effect of Government Regulation and Regulatory Reform		IV.22
Summary of Adjustments		IV.22
Valuation Approaches		IV.22
1. Price-to-Earnings ("P/E")		IV.24
2. Price-to-Book ("P/B")		IV.25
3. Price-to-Assets ("P/A")		IV.26
Comparison to Recent Offerings		IV.26
Valuation Conclusion		IV.27

RP® Financial, LC.	LIST OF TABLES
iii

LIST OF TABLES

FIRST SAVINGS FINANCIAL GROUP, INC.

FIRST SAVINGS BANK, F.S.B.

Clarksville, Indiana

TABLE NUMBER	DESCRIPTION	PAGE
1.1	Historical Balance Sheet Data	I.7
1.2	Historical Income Statements	I.11

2.1	Summary Demographic Data	II.5
2.2	Southern Indiana Major Employers	II.7
2.3	Primary Market Area Employment Sectors	II.8
2.4	Unemployment Trends	II.9
2.5	Deposit Summary	II.10
2.6	Market Area Deposit Competitors	II.11

3.1	Peer Group of Publicly-Traded Thrifts	III.4
3.2	Balance Sheet Composition and Growth Rates	III.8
3.3	Income as a Pct. of Avg. Assets and Yields, Costs, Spreads	III.11
3.4	Loan Portfolio Composition and Related Information	III.14
3.5	Credit Risk Measures and Related Information	III.16
3.6	Interest Rate Risk Measures and Net Interest Income Volatility	III.18

4.1	Peer Group Market Area Comparative Analysis	IV.7
4.2	Pricing Characteristics and After-Market Trends	IV.19
4.3	Market Pricing Comparatives	IV.20
4.4	Public Market Pricing	IV.29

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.1

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

The background of First Savings Bank, F.S.B. (“First Savings” or the “Bank”) dates back to 1937 when First Savings was organized as a federal chartered savings and loan association with the name First Federal Savings and Loan Association of Jeffersonville. The Bank changed its name to First Savings Bank, F.S.B. in 1996, and changed its charter from a federal savings and loan association to a federal savings bank. With the mutual to stock conversion in 2008, the Bank will organize a holding company to be named First Savings Financial Group, Inc. (“FSFG” or the “Company”). In addition to the Bank’s main office, the Bank operates two branch offices in Jeffersonville, and single office locations in Charlestown, Sellersburg, Floyds Knobs and Georgetown, Indiana. The main office and 4 of the Bank’s branches are located in Clark County and 2 branches are located in Floyd County. Located along the northern shore of the Ohio River, Clark and Floyd Counties are situated across the Ohio River from Louisville, Kentucky, and are within the Louisville metropolitan area. A map of the Bank’s branch offices is provided in the analysis of the Bank’s market area. First Savings is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation ("FDIC"). At March 31, 2008, First Savings had $212.6 million in assets, $174.1 million in deposits and total equity of $29.4 million equal to 13.8% of total assets. First Savings’ audited financial statements are included by reference as Exhibit I-1.

Plan of Conversion

The Board of Directors of the Bank adopted a plan to reorganize from the mutual form of organization to the stock form of organization within a holding company structure (the “Plan”) on April 30, 2008. As part of the reorganization, the Bank will become a wholly-owned subsidiary of FSFG, an Indiana Corporation which will be formed as part of the Conversion. FSFG will issue all of its common stock to the public. Concurrent with the Conversion, the Company will retain up to 50% of the net offering

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
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proceeds and infuse the balance of the net proceeds into the Bank. It is not anticipated that the Company will initially engage in any business activity other than ownership of the Bank subsidiary.

Pursuant to the Plan, the Company will offer the public shares of common stock in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Benefit Plans, Supplemental Eligible Account Holders, and other members of the Bank. Upon completion of the subscription offering, any shares of common stock not subscribed for in the subscription offering will be offered in a direct community offering and potentially a syndicated community offering.

Establishment of a Charitable Foundation

In order to enhance the historically strong community service and reinvestment activities of the Bank, the Company will establish the First Savings Charitable Foundation, Inc. (the “Foundation”), a private charitable foundation, in connection with the Offering. The Company will make a contribution to the Foundation equal to $1.2 million, consisting of $100,000 of cash plus 110,000 shares of conversion stock with a value of $1.1 million based on the $10.00 per share IPO price. The Foundation’s charitable giving is intended to complement the Bank’s existing community reinvestment activities, and will be dedicated to help fund local projects and to support certain civic, charitable and cultural organizations within the communities served by the Bank. The Bank believes the Foundation will enhance its already strong reputation for community service. The Foundation’s ownership of the Company’s stock will enable the local community served to share in the potential increase in market value and dividends over time.

Strategic Overview

Throughout much of its corporate history, the Bank’s strategic focus has been that of a community oriented financial institution with a primary focus on meeting the borrowing, savings and other financial needs of its local customers in Clark and Floyd counties, and other nearby areas in southern Indiana and northern Kentucky, generally

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
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within the Louisville metropolitan area. In this regard, the Bank has historically pursued a portfolio residential lending strategy typical of a thrift institution, with the primary avenue of loan diversification being construction lending.

Commencing early in the current decade, the Bank sought to mitigate the balance sheet and earnings impact of loan runoff which resulted from high prepayment rates within the fixed rate 1-4 family mortgage loan portfolio by undertaking greater investment in commercial real estate lending. Additionally, in an effort to further stem the impact of loan portfolio shrinkage, First Savings also originated 1-4 mortgage loans to investors secured by properties in the local market. While the loans to investors typically carried relatively strong interest yields and short-to-intermediate term repricing structures, they have also had a relatively high rate of delinquency and chargeoff as the Bank’s market has been impacted by a weak residential housing market, particularly in the low-to-moderate income segment which characterized the collateral properties within the investor loan portfolio. Management estimates that approximately 28.0% of the residential mortgage loan portfolio is non-owner occupied as of March 31, 2008.

Commencing with the employment of the current managing officer in fiscal 2006, the Bank sought to gradually reorient the Bank’s business plan to one more reflective of a full service community banking organization. Such efforts were intensified with the employment of the current chief lending officer (“CLO”) in latter half of 2006 who also possessed substantial commercial lending experience within a commercial banking environment in the Bank’s Louisville area markets. Reflecting the reorientation of the Bank’s operations, the Bank’s lending operations consist of two principal segments as follows: (1) residential mortgage lending; and (2) commercial and construction lending in conjunction with the intensified efforts to become a full-service community bank. In this regard, the Bank has emphasized high quality and flexible service, capitalizing on its local orientation and expanded array of products and services.

With this transition in recent years, the Bank has sought to develop the infrastructure to undertake the broad-based community banking strategy it is seeking to implement. In this regard, management has revamped the policies and procedures pertaining to credit standards and the administration of commercial accounts.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.4

Additionally, the Bank employs a total of four loan officers including the CLO who have local mortgage lending experience (including several with commercial lending experience) to conduct the broad-based lending operations while also developing the appropriate support functions in the loan underwriting, credit administration and loan servicing functions. Concurrent with the revamping of the lending function, the Bank has also been seeking to develop a more effective sales culture with respect to all key customer contact points within First Savings while it has also been evaluating potential de novo branching opportunities for the future, to more fully exploit the potential of its market and to provide superior access and service to its targeted customers.

In summary, the post-offering business plan of the Bank is expected to continue to focus on products and services which have been the Bank’s traditional emphasis. Specifically, the Bank will continue to be an independent community-oriented financial institution with a commitment to local real estate mortgage financing with operations funded by retail deposits, borrowings, equity capital and internal cash flows. In addition, the Bank will seek to continue to develop the infrastructure management believes First Savings requires in order to be an effective competitor in the commercial and retail banking arena locally. Accordingly, First Savings will continue to employ additional staff as needed to support growth of its commercial and consumer banking products and services. Additionally, First Savings plans to continue to make additional capital investments in its retail branch network, both in terms of its existing 7 retail banking offices as well as de novo branch offices. In this regard, the Bank is planning to purchase or construct up to two branches over the next three to four years. While specific locations have yet to be identified, new branches will generally be located in First Savings’ existing market in Clark and Floyd Counties and will result in a significant capital outlay (in the general range of $2.0 million for the two planned offices) and increased expense related to staffing and operating the new offices.

First Savings will be seeking to leverage its infrastructure investments in office facilities and technology through balance sheet and fee income growth and on-going development of strong customer relationships, as it seeks to become a leading community bank in the markets served. In the near term, the Bank will continue to incur substantial costs which may negatively impact profitability.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.5

The Bank’s Board of Directors has elected to convert to the stock form of ownership to improve the competitive position of the Bank. The capital realized from the Conversion will increase the operating flexibility and overall financial strength of the Bank, as well as support the expansion of the Bank’s strategic focus of providing competitive community banking services in its local market area as described above. The additional capital realized from stock proceeds will increase liquidity to support funding of future loan growth and other interest-earning assets. The Bank’s higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, through enhancing the Bank’s interest-earning-assets-to-interest-bearing-liabilities (“IEA/IBL”) ratio. The additional funds realized from the Conversion will provide an alternative funding source to deposits and borrowings in meeting the Bank’s future funding needs. Additionally, the Bank’s higher equity-to-assets ratio will also better position the Bank to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through growth at existing offices as well as through targeted branching. The Bank will also be better positioned to pursue growth through acquisition of other financial service providers following the Conversion, given its strengthened capital position and status as a stock company. At this time, the Bank has no specific plans for expansion other than through establishing additional branches. The projected use of proceeds has been highlighted below.

•

Company. The Company is expected to retain up to 50% of the net offering proceeds. At present, Company funds, net of the loan to the ESOP, are expected to be placed into short-term investment securities. Over time, Company funds are anticipated to be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

•

Bank. The balance of the net offering proceeds will be infused into the Bank in exchange for all of the Bank’s newly-issued stock. The increase in the Bank’s capital will be less, as the amount to be borrowed by the ESOP to fund an 8% stock purchase will be accounted for as a contra-equity. Cash proceeds (i.e., net proceeds

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.6

less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to initially be invested in short-term investments pending longer term deployment, i.e., funding lending activities and for general corporate purposes.

Balance Sheet Trends

Growth Trends

Table 1.1 shows the Bank’s historical balance sheet data for the past five and one-half years. From September 30, 2003 through March 31, 2008, First Savings’ assets shrank modestly at a 1.15% compounded annual rate. Within the asset base, cash and equivalents declined, while investment securities and loans receivable reported modest annual increases. In this regard, the Bank had very high liquidity levels in 2003 and 2004 reflecting the impact of heavy loan prepayments in the residential mortgage portfolio. The cash has subsequently been redeployed into investment securities and whole loans as reflected in their modest positive long-term growth rates. Total assets have diminished, however, as the reduction of excess cash assets coupled with the increase in borrowings has been utilized to fund deposit outflows; deposits have diminished at a compounded annual rate of 2.60% since September 2003.

Annual equity growth equaled 2.5% since the end of fiscal 2003, with the modest growth rate reflecting the Bank’s moderate return on equity (“ROE”), particularly as the Bank incurred additional expenses associated with the build-up of its infrastructure as well as relatively high loan loss provisions in connection with its portfolio of investor loans secured by 1-4 family properties. The post-offering equity growth rate may likely continue to be modest given the increased equity, the initial anticipated low return on the net offering proceeds in the current interest rate environment, the cost of the stock benefit plans, public company reporting and the expense of targeted branching. Over the longer term, as the new equity is leveraged through growth, the return on equity may improve. A summary of First Savings’ key operating ratios for the past five and one-half years is presented in Exhibit I-2.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.7

Table 1.1

First Savings Bank, F.S.B.

Historical Balance Sheet Data

	As of September 30,										As of March 31 2008		9/30/03-3/31/08 Annual. Growth Rate
	2003		2004		2005		2006		2007
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Pct
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	(%)
Total Amount of:
Assets	$223,940	100.00%	$216,529	100.00%	$205,796	100.00%	$206,399	100.00%	$203,321	100.00%	$212,624	100.00%	-1.15%
Cash and cash equivalents	56,084	25.04%	21,904	10.12%	14,651	7.12%	15,223	7.38%	10,395	5.11%	9,233	4.34%	-33.03%
Securities available for sale	0	0.00%	7,534	3.48%	7,039	3.42%	5,897	2.86%	8,260	4.06%	10,424	4.90%	N.M.
Securities held-to-maturity	3,091	1.38%	14,650	6.77%	11,602	5.64%	8,219	3.98%	7,422	3.65%	9,100	4.28%	27.12%
FHLB stock	1,419	0.63%	1,419	0.66%	1,464	0.71%	1,379	0.67%	1,336	0.66%	1,336	0.63%	-1.33%
Loans receivable, net	155,644	69.50%	163,305	75.42%	163,676	79.53%	166,695	80.76%	167,371	82.32%	171,018	80.43%	2.12%
Deposits	195,979	87.51%	187,516	86.60%	175,451	85.25%	175,891	85.22%	168,782	83.01%	174,085	81.87%	-2.60%
FHLB advances	0	0.00%	0	0.00%	0	0.00%	0	0.00%	3,000	1.48%	8,000	3.76%	N.M.
Equity	$26,353	11.77%	$27,245	12.58%	$28,487	13.84%	$28,850	13.98%	$29,662	14.59%	$29,399	13.83%	2.46%
Loans/Deposits		79.42%		87.09%		93.29%		94.77%		99.16%		98.24%
Offices Open	7		7		7		7		7		7

(1)	Ratios are as a percent of ending assets.

Sources: First Savings’ prospectus, audited and unaudited financial statements and RP Financial calculations.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.8

Loans Receivable

Loans receivable totaled $171.0 million, or 80.4% of total assets, as of March 31, 2008, and reflects modest growth since the end of fiscal 2003 approximating 2.1% on a compounded annual basis. Over this period, the proportion of loans to total assets has increased modestly as the rate of loan growth exceeded the asset growth rate. Additionally, the composition of the loan portfolio has gradually shifted to include a higher proportion of 1-4 family mortgage loans and commercial loans including both commercial mortgage and non-mortgage commercial and industrial (“C&I”) loans. The growth of commercial mortgage and C&I loans reflecting the Bank’s current strategic emphasis on commercial lending and management’s efforts to build the Bank’s capabilities in this regard. Growth in the commercial loan portfolio has been partially offset by First Savings’ diminished construction lending, which is reflective of the weak housing market which has resulted in lower demand and more restrictive lending terms on the part of First Savings.

As referenced above, the balance of the 1-4 family mortgage loan portfolio has increased over the last five years, notwithstanding management’s recent efforts to focus on commercial lending. Specifically, permanent 1-4 family residential mortgage loans have increased modestly in proportion to total loans (from 59.1% of total loans in fiscal 2003, to 63.0% of total loans as of March 31, 2008. Likewise, commercial mortgage and C&I loans have increased in recent years to equal 8.8% and 6.0% of total loans, respectively, but nonetheless remain a modest part of the loan portfolio overall. Commercial mortgage loans are generally secured by office buildings and retail structures and mixed-use buildings while C&I loans generally consist of lines of credit and business term loans, frequently with non-mortgage collateral. Over the corresponding timeframe, construction and land loans have diminished from 15.0% as of the end of fiscal 2003, to 9.6% as of March 31, 2008.

Cash, Investments and Mortgage-Backed Securities

The intent of the Bank’s investment policy is to provide adequate liquidity, to generate a favorable return on excess investable funds and to support the established

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
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credit and interest rate risk objectives. The ratio of cash and investments including MBS has fluctuated based primarily on loan demand and cash inflows from deposits and borrowings and has declined modestly since the end of fiscal 2003, from 27.1% of assets to 14.2% as of March 31, 2008. The comparatively modest level of cash and investments currently is reflective of the Bank’s general preference to invest in whole loans.

The Bank’s investment securities and MBS equaled $20.9 million, or 9.8% of total assets, as of March 31, 2008, while cash and interest bearing deposits and term deposits totaled $9.2 million, or 4.3% of assets. As of March 31, 2008, the cash and investments portfolio consisted of cash, interest-earning deposits in other financial institutions, mortgage-backed securities issued by Ginnie Mae, Fannie Mae or Freddie Mac, U.S. government agency obligations and other high quality investments, including those issued by municipalities. Additionally, the Bank maintains permissible equity investments such as FHLB stock with a fair value of $1.3 million as of March 31, 2008. The Bank’s investment securities are classified both as held-to-maturity (“HTM”) and available for sale (“AFS”), with the HTM portfolio primarily comprised of MBS (see Exhibit I-3 for the investment portfolio composition).

No major changes to the composition and practices with respect to the management of the investment portfolio are anticipated over the near term, except that it is expected that the Bank will generally classify securities as AFS at the time of purchase (including MBS). The level of cash and investments is anticipated to increase initially following the Conversion, pending gradual redeployment into higher yielding loans.

Funding Structure

Retail deposits have consistently been the substantial portion of balance sheet funding. Since fiscal year-end 2003, deposits have diminished at a 2.6% compounded annual rate. Over this time frame, the composition of deposits has remained relatively stable with the largest portion in certificates of deposits, which have constituted in excess of two-thirds of total deposits over the last three fiscal years. As of

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March 31, 2008, certificates of deposit totaled $124.3 million, equal to 71.4% of total deposits while savings and transaction accounts totaled $49.8 million, equal to 28.6% of total deposits.

The Bank has recently commenced utilizing borrowed funds, consisting of FHLB advances. As of March 31, 2008, borrowed funds in the form of FHLB advances totaled $8.0 million, representing 3.8% of total assets. The Bank typically utilizes borrowings: (1) when such funds are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required. Recent growth in borrowings was primarily due to the attractive rate on term funds relative to deposits with comparable maturities and the need for additional liquidity to fund loan growth.

Capital

Annual capital growth for the Bank has been moderate since the end of 2003, equal to 2.5% on a compounded annual basis, in part reflecting the Bank’s moderate earnings and strong pre-Conversion equity levels. As of March 31, 2008, the Bank’s equity totaled $29.4 million, or 13.8% of total assets. The Bank maintained capital surpluses relative to its regulatory capital requirements at March 31, 2008, and thus qualified as a “well capitalized” institution. The offering proceeds will serve to further strengthen the Bank’s regulatory capital position and support further growth. The equity growth rate is expected to slow for the Bank on a post-offering basis given the pro forma increase in equity, low reinvestment yields currently available, the potential dividend policy, and branching and other growth-related expenses.

Income and Expense Trends

Table 1.2 shows the Bank’s historical income statements for the past five years and for the 12 months ended March 31, 2008. The Bank reported positive earnings over the past five and one-half years, but with significant year-to-year fluctuations such that earnings trends over the period are difficult to discern. Earnings fluctuated between

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Table 1.2

First Savings Bank, F.S.B.

Historical Income Statements

	For the Fiscal Year Ended September 30,										For the 12 Mths Ended, March 31, 2008
	2003		2004		2005		2006		2007
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)
Interest income	$11,931	5.31%	$10,552	4.77%	$10,874	5.15%	$12,223	5.85%	$13,078	6.43%	$12,818	6.39%
Interest expense	(6,166)	-2.74%	(4,496)	-2.03%	(4,255)	-2.01%	(5,250)	-2.51%	(6,183)	-3.04%	(6,188)	-3.08%

Net interest income	$5,765	2.56%	$6,056	2.74%	$6,619	3.13%	$6,973	3.34%	$6,895	3.39%	$6,630	3.30%
Provision for loan losses	(131)	-0.06%	(226)	-0.10%	(336)	-0.16%	(813)	-0.39%	(758)	-0.37%	(1,541)	-0.77%

Net interest income after provisions	$5,634	2.51%	$5,830	2.64%	$6,283	2.97%	$6,160	2.95%	$6,137	3.02%	$5,089	2.54%
Other operating income	$837	0.37%	$679	0.31%	$961	0.45%	$889	0.43%	$841	0.41%	$953	0.47%
Operating expense	(4,644)	-2.06%	(5,047)	-2.28%	(5,601)	-2.65%	(6,129)	-2.94%	(5,737)	-2.82%	(5,936)	-2.96%

Net operating income	$1,827	0.81%	$1,462	0.66%	$1,643	0.78%	$920	0.44%	$1,241	0.61%	$106	0.05%
Employee severance expense	$0	0.00%	$0	0.00%	$0	0.00%	$(324)	-0.16%	$0	0.00%	$0	0.00%
Gain(loss) on sale of stock	0	0.00%	0	0.00%	345	0.16%	0	0.00%	0	0.00%	0	0.00%
Net income before tax	$1,827	0.81%	$1,462	0.66%	$1,988	0.94%	$596	0.29%	$1,241	0.61%	$106	0.05%
Income tax provision	(725)	-0.32%	(578)	-0.26%	(784)	-0.37%	(241)	-0.12%	(427)	-0.21%	34	0.02%

Net income (loss)	$1,102	0.49%	$884	0.40%	$1,204	0.57%	$355	0.17%	$814	0.40%	$140	0.07%
Adjusted Earnings
Net income	$1,102	0.49%	$884	0.40%	$1,204	0.57%	$355	0.17%	$814	0.40%	$140	0.07%
Add(Deduct): Net gain/(loss) on sale	0	0.00%	0	0.00%	(345)	-0.16%	324	0.16%	0	0.00%	0	0.00%
Tax effect (2)	0	0.00%	0	0.00%	137	0.06%	(128)	-0.06%	0	0.00%	0	0.00%

Adjusted earnings	$1,102	0.49%	$884	0.40%	$996	0.47%	$551	0.26%	$814	0.40%	$140	0.07%
Expense Coverage Ratio (3)	124.1%		120.0%		118.2%		113.8%		120.2%		111.7%
Efficiency Ratio (4)	70.3%		74.9%		73.9%		78.0%		74.2%		78.3%
Effective Tax Rate	39.7%		39.5%		39.4%		40.4%		34.4%		-32.1%

(1)	Ratios are as a percent of average assets.
(2)	Assumes a 39.6% effective tax rate for federal & state income taxes.
(3)	Expense coverage ratio calculated as net interest income before provisions for loan losses divided by operating expenses.
(4)	Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus other income (excluding net gains).

Sources: First Savings’ prospectus, audited & unaudited financial statements and RP Financial calculations.

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0.40% of average assets and 0.57% of average assets for the fiscal 2003 through fiscal 2005 period, and for fiscal 2007. Earnings were comparatively modest in fiscal 2006 (0.17% of average assets) and for the 12 months ended March 31, 2008 (0.07% of average assets), reflecting the impact of higher loan loss provisions and management severance-related costs (reflects a non-recurring expense for fiscal 2006 only). In general, the Bank’s profitability ratios have been comparatively modest, even after excluding several one-time non-recurring expenses, as a result of balance sheet shrinkage and a high operating expenses ratio which has been trending upward. These and other trends with respect to First Savings’ income and expenses will be discussed in the balance of this section.

Net Interest Income

Over the past five and one-half years, the Bank’s net interest income to average assets ratio generally reflects a positive trend, increasing from 2.56% of average assets in fiscal 2003, to a peak level of 3.39% of average assets in fiscal 2007, before declining modestly to 3.30% of average assets for the 12 months ended March 31, 2008. The increase in the net interest income ratio since 2005 reflects a modest widening of the Bank’s interest rate spread, attributable to a greater increase in the overall yield on interest-earnings assets, offset in part by a higher average cost of interest-bearing liabilities. During the six months ended March 31, 2008, the Bank’s interest spread decreased modestly to 2.94%, compared to 3.15% during the six months ended March 31, 2007, with the decline attributable to declining asset yields. At March 31, 2008, First Savings’ interest rate spread equaled 2.95%. The Bank’s net interest rate spreads and yields and costs for the past three and one-half years are set forth in Exhibits I-4.

Loan Loss Provisions

Provisions for loan losses have typically been limited reflecting the Bank’s relatively strong asset quality historically and the secured nature of the loan portfolio; the majority of the loan portfolio is secured by real estate collateral in the Bank’s local market area, which traditionally represents a relatively strong real estate market.

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However, loan loss provisions have recently been subject to increase as a result of deterioration of the portfolio of investor loans commencing in fiscal 2006, which caused loan loss provisions to increase to a level of $813,000 (0.39% of average assets) in fiscal 2006, $758,000 (0.37% of average assets) in fiscal 2007 and $1.5 million (0.77% of average assets) for the 12 months ended March 31, 2008.

As previously discussed, the increase in loan loss provisions for the most recent 12 month period is attributable to the Bank’s portfolio of investor loans secured by single family properties, typically in low to moderate income areas in southern Indiana. In particular, First Savings established additional allowances for loan and lease losses (“ALLLs”) against 35 loans to one borrower with a principal balance of $2.0 million where the Bank’s perceives the market value has deteriorated significantly since the loans were originated. The additional ALLLs established for this one group of loans totaled $969,000 for the 12 months ended March 31, 2008.

Going forward, the Bank will continue to evaluate the adequacy of the level of general valuation allowances (“GVAs”) on a regular basis, and establish additional loan loss provisions in accordance with the Bank’s asset classification and loss reserve policies. However, management expects that loan loss provisions may likely be lower than the 0.77% of average assets level reported for the 12 months ended March 31, 2008.

Non-Interest Income

Other non-interest income has generally been rising, and increased to a level of $953,000, equal to 0.47% of average assets for the 12 months ended March 31, 2008, which is the peak level reported by the Bank over the prior five and one-half fiscal years. The bulk of First Savings’ fee income is comprised of fees related to its depository activities, lending, mortgage servicing and debit and credit interchange activities. Additionally, non-interest income was further enhanced by the purchase of BOLI, wherein the income from the increase in the cash surrender value of the policies is reflected as non-interest income. The ratio of non-interest income to average assets is moderate in comparison to many community banks due in part to competitive

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conditions prevailing locally and the owing to the fact the First Savings’ fee generating commercial deposit relationships and other fee generating activities are currently limited. Management will seek to increase the level of non-interest fee income by continuing to expand fee generating commercial loan and deposit relationships and other non-interest sources of income. However, growth in the level of non-interest operating income is expected to be gradual.

Operating Expenses

The Bank’s operating expenses have increased in modestly in recent years, notwithstanding modest asset shrinkage which would otherwise tend to limit the growth of operating costs, as a result of growth in compensation and benefits and other factors related to posturing First Savings’ commercial lending operations. Additionally, health and benefits costs have continued to spiral upward. Overall, operating expenses have increased from $4.6 million in fiscal 2003, equal to 2.06% of average assets, to $5.9 million, equal to 2.96% of average assets for the 12 months ended March 31, 2008.

Operating expenses are expected to increase following the Conversion as a result of the expense of the stock-related benefit plans, the cost related to operating as a public company and as a result of long-term plans to continue to expand the branch network. With regard to this latter factor, the Bank plans to establish two or more new branches over the next three to four years which will entail additional expenses related to staffing and operating costs as well as depreciation expense on the fixed asset investment. Furthermore, First Savings expects to continue to gradually build its commercial lending staffing levels take advantage of the expanded branch coverage. The Bank will be seeking to offset such costs over time through growth and increased efficiency.

Non-Operating Income/Expense

Non-operating income and expenses have had a limited impact on earnings over the last five fiscal years, and have primarily consisted of gains on the sale of loans and investments. Non-operating income totaled $345,000, equal to 0.16% of assets, in

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fiscal 2004, which was attributable to a gain on the sale of the Bank’s equity investment in its electronic data processor. In the following year, the Bank incurred non-operating severance costs related to the termination of the Bank’s managing officer. The Bank did not have any non-operating income or expense for the 12 months ended March 31, 2008.

Taxes

The Bank’s average tax rate generally has ranged from 34% to 40% over the last five fiscal years. The Bank’s tax rate was skewed to a negative rate for the 12 months ended March 31, 2008, as a result of a the low level of net income overall and the tax benefit recorded for the most recent six month period. In the future, the Bank’s tax rate is expected to approximate the long-term average rate in the range of 34% to 40%.

Efficiency Ratio

The Bank’s efficiency ratio reflects an adverse trend since the end of fiscal 2003 largely due to (1) the increase in the operating expense ratio as the Bank’s asset base shrank modestly while operating costs to continued to grow and (2) the benefits related to an expanding level of non-interest income and net interest income were comparatively modest. As a result of the foregoing, the efficiency ratio increased from 70.3% in fiscal 2003 to 78.3% for the 12 months ended March 31, 2008, which represents the highest ratio reported by First Savings over the last five fiscal years. On a post-offering basis, the efficiency ratio is expected to show some improvement as the net interest ratio increases with the reinvestment of proceeds, although the increased operating expenses (reflecting the costs of building and staffing new branches as well as public company and stock plans expenses) may limit the improvement.

Impact of Freeze/Termination of Defined Benefit Pension Plan

First Savings has taken steps to freeze the defined benefit pension plan in place for employees which is expected to occur in the quarter ended June 30, 2008,

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subsequent to the date of financial data herein. As a result, each active participant’s pension benefit will be determined based on the participant’s compensation and duration of Employment as of June 30, 2008, and compensation and employment after that date will not be taken into account in determining pension benefits under the pension plan. Based on information from First Savings’ actuaries, the Bank estimates it will record a one-time gain from the curtailment of the pension plan which will be reported in the June 30, 2008 quarter. The pre-tax gain on curtailment is estimated to total $615,000 which will result in an after-tax gain of $371,000. The Bank intends to replace this management benefit with the stock-based benefit plans established in connection with the Conversion.

Interest Rate Risk Management

The primary aspects of the Bank’s interest rate risk management include:

•

Emphasizing the origination of adjustable rate 1-4 family residential mortgage loans and selling a portion of the longer-term fixed-rate loans (i.e., maturities in excess of 15 years dependent upon the rate environment) originated to the secondary market;

•	Diversifying portfolio loans into other types of shorter-term or adjustable rate lending, including commercial and construction lending;

•	Maintaining an investment portfolio, comprised of high quality, liquid securities and maintaining an ample balance of securities classified as available for sale;

•	Promoting transaction accounts and, when appropriate, longer term CDs;

•	Utilizing longer-term borrowing when such funds are attractively priced relative to deposits and prevailing reinvestment opportunities;

•	Maintaining a strong capital level; and

•	Increasing non-interest income within constraints imposed by the local market and product mix.

The rate shock analysis as of March 31, 2008 (see Exhibit I-5) shows that the expected change in the net portfolio value (“NPV”) as a percent of the portfolio value of assets under a 200 basis point increase in interest rates was negative 42 basis points (with a 12.99% NPV ratio) while a 100 basis point decrease in interest rates resulted in

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a change of negative 23 basis points (with a 13.18% post-shock NPV ratio, suggesting that the Company’s economic value would be adversely impacted under both rising and falling interest rate scenarios. At the same time, the change in either a rising or declining rate environment is limited and the post-shock NPV ratio is very strong suggesting limited interest rate risk exposure overall.

Importantly, there are numerous limitations inherent in such analyses, such as the credit risk of Company’s adjustable rate loans in a rising interest rate environment. Moreover, the Company’s interest rate risk exposure is projected to be further reduced following the completion of the Conversion and reinvestment of the net conversion proceeds into interest-earning assets.

Lending Activities and Strategy

First Savings’ lending activities have traditionally emphasized 1-4 family permanent mortgage loans (including second mortgage and home equity lines of credit) and such loans continue to comprise the largest component of the Bank’s loan portfolio. Beyond 1-4 family loans, lending diversification by the Bank has emphasized construction/land loans and commercial real estate loans. Non-mortgage lending, in the form of commercial business and consumer loans, have also been a moderate area of lending diversification for the Bank. Going forward, the Bank’s lending strategy is expected to remain fairly consistent with recent historical trends, with the origination of 1-4 family permanent mortgage loans remaining as the largest source of loan originations and construction/land and commercial real estate loans remaining as the primary area of lending diversification. Over time, the Bank is expecting to continue to build its ability to service commercial account relationships through the employment of additional experienced commercial loan officers as well as by promoting strong internally generated loan officer candidates from within the Bank. Details regarding the Company’s loan portfolio composition and characteristics are included in Exhibits I-6, I-7 and I-8.

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Residential Lending

As of March 31, 2008, residential mortgage loans equaled $109.9 million, or 63.0% of total loans. Adjustable rate residential mortgage loans comprise approximately one-half of the residential mortgage portfolio as it has been the Bank’s practice to sell a portion of the longer term fixed rate loans (i.e., with maturities greater than 15 years) into the secondary market on a servicing released basis with the timing and magnitude of sales dependent upon market and interest rate conditions. Thus, the balance of the permanent residential mortgage loan portfolio generally consists of fixed rate loans with maturities of 15 years or less.

ARM loans offered by the Bank include loans with one, three and five year repricing periods for the initial period and which adjust annually thereafter. Fixed rate 1-4 family mortgage loans offered by the Bank have terms of up to 30 years. A portion of the residential loans originated are not saleable in the conforming secondary market due to various underwriting characteristics (i.e. loan size, nature of collateral, etc.). Other loans are generally underwritten to secondary market standards specified. All loans in excess of an 80% loan-to-value (“LTV”) ratio must have private mortgage insurance. The Bank’s underwriting policies permit originations of LTVs of up to 97%, with an LTV limit of 75% on non-owner occupied property. As previously discussed, the Bank had previously developed a niche in financing non-owner occupied residential properties and estimates that 28.0% of its residential mortgage loans are to real estate investors based on financial data as of March 31, 2008. The current focus of permanent 1-4 family lending is to owner occupants.

As a complement to the 1-4 family permanent mortgage lending activities, the Bank also offers home equity loans. Such loans typically have shorter maturities and higher interest rates than traditional 1-4 family lending. Home equity loans and lines of credit totaled $10.5 million, equal to 6.0% of total loans as of March 31, 2008.

Construction Loans

Construction lending has diminished modestly over the last several years which is reflective of the current weak housing market, particularly for new homes.

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Accordingly, First Savings has retrenched from construction lending by limiting its lending to the strongest projects and borrowers. As a result, construction and land loans have diminished from 15.0% as of the end of fiscal 2003, to 9.6% as of March 31, 2008.

The Bank originates residential and, to a lesser extent, commercial construction loans. Such lending shortens the average duration of assets and support asset yields. The Bank generally limits such loans to known builders and developers with established lending relationships with the Bank. In the case where the Bank is making a construction loan to the owner of the structure, First Savings typically structures the loan as a construction loan which converts to a permanent loan upon completion of the construction phase. Substantially all of the Bank’s construction lending is in markets served by a First Savings branch or a contiguous area. Construction loans generally have terms of up to 12 months and LTV ratios up to 97% for a residential property (with PMI for the portion over 80%) and 80% for a commercial property.

Multi-Family and Commercial Mortgage Lending

Multi-family and commercial mortgage lending has been an area of portfolio diversification for the Bank, and totaled $15.3 million (8.8% of total loans) and $5.2 million (3.0% of total loans) as of March 31, 2008. Such loans are typically secured by properties in the Bank’s market area and are generally originated by the Bank but may include participation interests purchased from other local lenders. The substantial majority of such mortgage loans originated by the Bank are secured by properties in southern Indiana or nearby northern Kentucky.

Multi-family and commercial mortgage loans are typically adjustable over a five year period and or fixed rate loans with a five year balloon term such that the loan effectively reprices within a five year timeframe. Balloon loans are frequently renegotiated as the loan approaches its maturity with new terms and conditions which take into account the then prevailing conditions of the market, borrower and collateral property. Such loans typically possess amortization periods of 15 to 20 years, and loan-to-value ratios of up to 80%, and target a debt-coverage ratio of at least 1.2 times.

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The typical commercial or multi-family loans that the Bank will be seeking to make will have a principal balance in the range of $250,000 to $2.5 million, but may be larger, particularly if the loan is well-collateralized or extended to a very credit-worthy borrower. Multi-family and commercial real estate loans are secured by office buildings, retail and industrial use buildings, apartments and other structures such as strip shopping centers, retail shops and various other properties. Most income producing property loans originated by the Bank are for the purpose of financing existing structures rather than new construction. Such loans will generally be collateralized by local properties.

Non-Mortgage Lending

The Bank’s efforts to increase commercial lending have included mortgage lending as well as C&I non-mortgage lending. As of March 31, 2008, commercial business loans totaled $10.4 million, equal to 6.0% of total loans. The Bank offers commercial loans to sole proprietorships, professional partnerships and various other small businesses. The types of commercial loans offered include lines of credit and business term loans. Most lines of credit and business term loans are secured by real estate and other assets such as equipment, inventory and accounts receivable.

Consumer loans are generally offered to provide a full line of loan products to customers and typically include student loans, loans on deposits, auto loans, and unsecured personal loans. As of March 31, 2008, consumer loans totaled $16.7 million, equal to 9.6% of total loans. Excluding home equity loans which are secured by a mortgage, the consumer loan balance totaled $6.2 million, equal to 3.6% of loans.

Loan Originations, Purchases and Sales

Exhibit I-9, which shows the Bank’s loan originations/purchases, repayments and sales over the past three fiscal years, highlights the Bank’s emphasis on residential mortgage lending with a modest level of diversification in other loan types, including

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commercial mortgage and construction loans, as well as non-mortgage loans. Total loan originations were relatively consistent over the last three fiscal years, reflecting the limited growth trends for the portfolio overall, and ranged from $83.5 million to $91.7 million, and totaled $91.4 million for the 12 months ended March 31, 2008. Recent trends with respect to loan portfolio balances, including growth in the permanent 1-4 family loan portfolio and shrinkage of the construction loan portfolio, are evidenced by the underlying origination volumes. The Bank is primarily a portfolio lender as loan sales have been limited since the end of fiscal 2005.

Asset Quality

The Bank has typically operated with a higher level of NPAs relative to many thrifts in the Midwest, which reflected asset quality problems in the portfolio of residential mortgage loans (primarily including investor loans), which also translated into a higher level of foreclosure activity with a relatively significant balance of real estate owned (“REO”) and other foreclosed assets. The level of NPAs increased over the six months ended March 31, 2008, reflecting the deterioration of a group of residential mortgage loans to one investor as more fully described below.

As shown in Exhibit I-10, the balance of NPAs has fluctuated at levels above 1% of total assets, from a low of 1.15% as of the end of fiscal 2003, to a high of 2.50% as of March 31, 2008. As of March 31, 2008, NPAs were comprised of $3.6 million of non-accruing loans, $418,000 of accruing loans 90 days or more past due, and $1.3 million of REO and other foreclosed assets. Importantly, approximately $2.0 million of the increase over the six months ended March 31, 2008, was attributable to a group of 35 residential mortgage loans to one borrower secured by investment properties in southern Indiana. In this regard, the Bank’s perceives the market value has deteriorated significantly since the loans were originated and as a result, First Savings established $867,000 of additional ALLLs for this one group of loans for the most recent six month period.

To track the Bank’s asset quality and the adequacy of valuation allowances, First Savings has established detailed asset classification policies and procedures which are

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consistent with regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of March 31, 2008, the Bank maintained valuation allowances of $2.5 million, equal to 1.43% of total loans, and 47.05% of non-performing assets (see Exhibit I-11 for details).

Funding Composition and Strategy

Deposits have consistently accounted for the major portion of the Bank’s interest-bearing funding composition and at March 31, 2008 deposits equaled 95.6% of First Savings’ interest-bearing funding composition. Exhibit I-12 sets forth the Bank’s deposit composition for the past three and one-half years and Exhibit I-13 provides the interest rate and maturity composition of the CD portfolio at March 31, 2008. Certificates of deposit constitute the largest portion of the Bank’s deposit base, and recent trends in the Bank’s deposit composition show that the composition of the deposit base has remained relatively stable. Transaction and savings account deposits equaled $49.8 million or 28.6% of total deposits at March 31, 2008, versus $62.5 million or 35.6% of total deposits as of March 31, 2008.

The balance of the Bank’s deposits consists of CDs, with First Savings’ current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of March 31, 2008, the CD portfolio totaled $124.3 million, or 71.4% of total deposits as of March 31, 2008 and 67.5% of the CDs were scheduled to mature in one year or less. As of March 31, 2008, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $31.9 million or 25.7% of total CDs. First Savings does not maintain any brokered CDs.

As of March 31, 2008, borrowed funds totaled $8.0 million and consisted solely of FHLB advances. Recent growth in borrowings was primarily due to the attractive rate on term funds and the need for additional liquidity in the absence of deposit growth. It is management’s current intention to focus on deposit growth to fund future operations but it will continue to evaluate the use of borrowings when the perceived cost relative to deposits is favorable and potentially for wholesale leverage purposes on a post-Conversion basis.

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Subsidiaries

First Savings has two subsidiaries, Southern Indiana Financial Corporation and FFCC, Inc., both of which are organized as Indiana corporations. Southern Indiana Financial Corporation is an independent insurance agency, offering various types of annuities and life insurance policies. FFCC, Inc. was organized for the purposes of purchasing, holding and disposing of real estate owned.

In addition, the Bank has plans to form one or more additional wholly-owned subsidiaries to hold investment securities in order to take advantage of certain favorable income tax treatment afforded under Indiana law.

Legal Proceedings

The Bank is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to have a material adverse effect on the Bank’s financial condition. First Savings is involved in litigation seeking restitution from a former fee appraiser related to appraisals obtained on 1-4 family loans to investors. At this point, it is difficult for the Bank to quantify the amount and timing of any damage award which may be forthcoming, if any.

RP® Financial, LC.	MARKET AREA
II.1

II. MARKET AREA

Introduction

First Savings conducts operations out of the main office and six branch offices in southern Indiana. The Bank’s main office is located in Clarksville, two offices are located in Jeffersonville, and single office locations are maintained in Charlestown, Sellersburg, Floyds Knobs and Georgetown, Indiana. The main office and four of the Bank’s branches are located in Clark County and the remaining two branches are located in Floyd County. Located along the northern shore of the Ohio River, both Clark and Floyd Counties are situated along the banks of the Ohio River within the Louisville, Kentucky metropolitan area as reflected in the map below. Exhibit II-1 provides additional information on the Bank’s office properties.

First Savings Bank, F.S.B.

Branch Network

The Bank’s markets in southern Indiana are part of the Greater Louisville metropolitan area (“MSA”) which is a mid-sized metropolitan area with a total population

RP® Financial, LC.	MARKET AREA
II.2

approximating 1.2 million. The numerous bridges that connect Indiana and Kentucky’s interstate system provide easy and convenient access to either side of the river for all residents of the Louisville metropolitan area.

The Bank’s competitive environment includes a large number of thrifts, commercial banks and other financial service providers, including credit unions, some of which have a regional or national presence. The primary market area economy is fairly diversified, although manufacturing businesses remain the cornerstone of the regional economy. Major employment sectors in the regional economy include services, wholesale/retail trade and manufacturing.

Future growth opportunities for the Bank depend on the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined to help determine the growth potential that exists for the Bank and the relative economic health of the Bank’s market area.

National Economic Factors

The future success of the Bank’s operations is partially dependent upon various national and local economic trends. Signs of the economy potentially slipping into a recession continued to emerge in 2008, with January employment data showing a drop in payrolls for the first time since 2003. The January unemployment rate dipped to 4.9%, as the civilian labor force shrank slightly. January economic data also showed retailers continuing to experience a decline in sales. New home sales fell in January for a third straight month, pushing activity down to the slowest pace in nearly 13 years. Due to the ongoing housing slump, the Federal Reserve cut its economic growth forecast for 2008. Consumer confidence dropped sharply in February amid growing concerns of a forthcoming recession. Other data that indicated the economy was heading towards a recession included a decline in February manufacturing activity to a five year low, and the number of homes entering foreclosure hit a record in the fourth quarter of 2007. February employment data showed a loss of jobs, although the unemployment rate dipped to 4.8%. Falling home prices spurred an increase in

RP® Financial, LC.	MARKET AREA
II.3

February existing home sales, although new home sales continued to decline in February. The weak housing market was further evidenced by a decrease in residential construction activity during February, which pushed the mark for decreased residential construction activity to a record 24 consecutive months. Manufacturing activity edged up slightly in March 2008, although the March reading still signaled that the manufacturing sector was still in contraction. March employment data showed a third straight month of job losses, with the unemployment rate increasing from 4.8% to 5.1%. The prolonged housing slump continued into March, with sales of new homes plunging to the slowest pace in over 16 years despite sharply lower prices. Sales and prices of existing homes were also down in March. Orders for durable goods dropped for the third consecutive month in March, providing further evidence that the economy was sliding into recession.

In terms of interest rates trends over the past few quarters, the downward trend in long-term Treasury yields continued to prevail in early 2008, as economic data generally pointed towards an economy growing weaker. Interest rates declined further on news of a surprise 0.75% rate cut by the Federal Reserve a week before its scheduled rate meeting at the end of January, with the yield on the 10-year Treasury note dipping below 3.50%. Treasury yields edged slightly higher in the week before the Federal Reserve meeting. The Federal Reserve meeting at the end of January concluded with a second rate cut over a nine day period, as the target rate was cut by 0.5% to 3.0%. Interest rates stabilized during the first half of February, with more economic data pointing towards a recession, and then edged higher going into late-February on inflation worries fueled by a 0.4% jump in January consumer prices. More signs of a softening U.S. economy and renewed worries of the deepening credit crisis highlighted by the collapse of investment banking firm Bear Stearns pushed bond yields lower at the end of February and the first half of March, with the yield on the 10-year Treasury dipping below 3.5% in mid-March. The Federal Reserve cut its target rate by 0.75% to 2.25% at its mid-March meeting, which along with renewed worries about the economy pushed Treasury yields lower heading into the second half of March. Treasury yields edged higher at the end of the first quarter, with the 10-year Treasury yield stabilizing around 3.5%.

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II.4

Interest rates were fairly stable during the first half of April 2008, as economic data pointed towards the U.S. economy going into recession. Most notably, March employment data showed job losses for a third consecutive month and April consumer confidence dropped to a new low for the fourth month in a row. Economic data showing higher wholesale and consumer prices in March, along with an unexpected drop in weekly unemployment claims in late –April, push long-term Treasury yields higher in the second half of April. At the end of April, the Federal Reserve lowered its target rate by a quarter point to 2%. The rate cut was the seventh in eight months, although the Federal Reserve signaled that it may be ready for a pause. Long-term Treasury yields stabilized during the first couple of weeks of May. As of May 16, 2008, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 2.09% and 3.85%, respectively, versus comparable year ago yields of 4.82% and 4.71%. Exhibit II-2 provides historical interest rate trends.

Market Area Demographics

Demographic and economic growth trends, measured by changes in population, number of households, age distribution and median household income, provide key insights into the health of the market area served by the Bank (see Table 2.1 for detailed demographic data). The demographic data reveals that Clark County has a modestly larger population base with favorable growth trends in comparison to Floyd County. Specifically, the population of Clark and Floyd Counties were estimated to total 106,000 and 73,000 people, respectively as of 2007. With respect to population growth trends, Clark County’s annual population growth rate of 1.4% from 2000 through 2007 was above the Floyd County growth rate of 0.5%, as well as the state of Indiana and the U.S. growth rates of 0.8% and 1.2%. Growth in households mirrored the population growth rates, with the rate of household growth in Clark County outpacing Floyd County’s household growth rate during the 2000 to 2007 period with such trends projected to remain in place over the five year period through 2012.

Income levels in First Savings’ market area are roughly comparable to the state and national averages with higher incomes reported in Floyd County. Both the

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II.5

Table 2.1

First Savings Bank, F.S.B.

Summary Demographic Data

	Year			Annual Growth Rate
	2000	2007	2012	2000-2007	2007- 2012
Population (000)
United States	281,422	306,348	325,526	1.2%	1.2%
Indiana	6,080	6,413	6,668	0.8%	0.8%
Clark County	96	106	114	1.4%	1.4%
Floyd County	71	73	75	0.5%	0.5%

Households (000)
United States	105,480	115,337	122,831	1.3%	1.3%
Indiana	2,336	2,508	2,622	1.0%	0.9%
Clark County	39	44	48	1.8%	1.6%
Floyd County	28	29	30	0.7%	0.6%

Median Household Income ($)
United States	$42,164	$53,154	$62,503	3.4%	3.3%
Indiana	41,671	52,632	61,929	3.4%	3.3%
Clark County	40,102	50,398	58,650	3.3%	3.1%
Floyd County	44,080	55,405	64,835	3.3%	3.2%

Per Capita Income ($)
United States	$21,587	$27,916	$33,873	3.7%	3.9%
Indiana	20,397	26,366	31,936	3.7%	3.9%
Clark County	19,936	25,668	30,880	3.7%	3.8%
Floyd County	21,852	27,884	33,613	3.5%	3.8%

	$0 to $25,000	$25,000- $50,000	$50,000- $100,000	$100,000+
2007 HH Net Income Dist. (%)
United States	21.91%	25.02%	32.32%	20.75%
Indiana	20.82%	26.32%	35.58%	17.28%
Clark County	20.62%	28.90%	35.84%	14.64%
Floyd County	19.30%	24.48%	35.96%	20.26%

	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55-69 Yrs.	70+ Yrs.
2007 Age Distribution(%)
United States	20.26%	27.33%	29.07%	14.30%	9.04%
Indiana	20.40%	27.43%	28.91%	14.39%	8.86%
Clark County	19.17%	25.92%	29.88%	15.85%	9.18%
Floyd County	19.18%	25.88%	30.40%	15.59%	8.95%

Source: SNL Financial, LC.

RP® Financial, LC.	MARKET AREA
II.6

presence of higher paying manufacturing jobs and more residential developments have attracted upper middle and upper income residents. In this regard, median household income and per capita income for Floyd County exceeded the comparable measures for the state of Indiana, while Clark County’s income measures were below the state and national averages.

Household income distribution measures further underscore the greater affluence of the Floyd County market as compared to Clark County, as well as the state of Indiana. Floyd County’s greater affluence is attributable to the fact that one-half of the residents of Floyd County commute outside of the county for work, with many commuting to white collar jobs in Louisville.

Local Economy

The Bank’s market area is within the Louisville metropolitan area and as such, Clark and Floyd Counties are integrally linked to other areas of the metropolitan area while also drawing workers from a larger regional area within southern Indiana and nearby northern Kentucky. The business environment in the Bank’s market is relatively favorable given the existing transportation infrastructure (i.e., highways, freight railroads, location along the Ohio and availability of barge transportation and presence of UPS’ largest distribution center at the nearby Louisville airport, etc.) Other factors impacting the local economy include Louisville’s location near many of the Midwest’s major markets, stable workforce and relatively modest cost of living in comparison to larger nearby Midwestern cities.

The economy of the Bank’s market has become increasingly diversified over the last several years, although the overall health of the regional economy remains somewhat dependent on the strength of the manufacturing sector and manufacturing related business. In fact, while other areas of Indiana seek ways to replace a large number of manufacturing jobs lost over the past ten years, Clark and Floyd Counties largely have maintained their manufacturing employment base and are looking to increase such employment in the future through a proactive economic development effort. Table 2.2 below lists southern Indiana’s major employers in the region and

RP® Financial, LC.	MARKET AREA
II.7

reflects that while the manufacturing sector continues to be well represented among the market area’s largest employers, there are several large healthcare and government –related entities among the top ten employers. Moreover, large Louisville employers such as UPS and Humana are also evidence of the changing regional employment base.

Table 2.2

First Savings Bank, F.S.B.

Southern Indiana Major Employers

Company	Employment	Sector
American Commercial Lines LLC	2,000	Manufacturing
New Albany/Floyd County Schools	1,612	Local Government
Greater Clark County Schools	1,600	Local Government
US Bureau of Census	1,550	Federal Government
Floyd Memorial Hospital	1,409	Health Care
Clark Memorial Hospital	1,060	Health Care
Gohmann Asphalt & Construction	1,000	Manufacturing
Wal-Mart	865	Retail
RR Donnelley	800	Printing
Hitachi Cable Indiana, Inc.	600	Manufacturing

Source: One Southern Indiana.

As shown in Table 2.3, employment in services, wholesale/retail trade and manufacturing comprise the largest sectors of the local economy. The service sector represents the largest segment of the economy in both Floyd and Clark Counties reflecting a significant contribution from healthcare services. Wholesale and retail trade comprise the second largest economic sector followed by manufacturing. Louisville has traditionally been a manufacturing center for durable goods including appliances, cars and trucks. More recently, the area's economy has diversified, bringing with it more skilled and high-tech employment opportunities. Table 2.3 shows employment by sector for Clark and Floyd Counties, as well as for the state of Indiana.

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II.8

Table 2.3

Primary Market Area Employment Sectors

(Percent of Labor Force) (1)

Employment Sectors	Indiana	Clark	Floyd	Avg (2)
Services	36.5%	31.4%	35.6%	33.5%
Manufacturing	15.9	13.3	16.3	14.9
Wholesale/Ret. Trade	14.9	16.8	13.7	15.3
Government	11.9	13.1	14.5	13.8
Fin. Ins. Real Estate	6.8	6.4	7.7	7.1
Construction	6.0	7.3	8.2	7.8
Transportation/Utility	4.2	9.5	2.0	5.8
Farming	1.9	1.2	0.8	1.0
Mining	0.2	0.0	0.0	0.0
Other	1.7	1.0	1.2	1.0

Total	100.0%	100.0%	100.0%	100.0%

(1)	As of 2005
(2)	Average based on Clark and Floyd Counties.

Source: REIS DataSource.

Unemployment Trends

Comparative unemployment rates for Clark and Floyd Counties, as well as for the U.S. and Indiana, are shown in Table 2.4. March 2008 unemployment rates for Clark and Floyd Counties equaled 4.7% and 4.4%, respectively, versus a U.S. and Indiana unemployment rate of 5.1%. Unemployment rates for Clark and Floyd Counties were slightly higher in March 2008 compared to a year ago, which was consistent with the state and national trend. While the local economy has been impacted by the slowdown of the regional and national economy, unemployment remains low in comparison to the state and national rate. The two counties continue to add manufacturing jobs, building on its central location in the Midwest and available workforce. Job creation has also been fueled by the growth of the retail sector and the success of several industrial/office parks in attracting new tenants.

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II.9

Table 2.4

First Savings Bank, F.S.B.

Unemployment Trends (1)

Region	March 2007 Unemployment	March 2008 Unemployment
United States	4.4%	5.1%
Indiana	4.6	5.1
Clark County	4.5	4.7
Floyd County	4.2	4.4

(1)	Unemployment rates have not been seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Competition

The Bank’s retail deposit base is closely tied to the economic fortunes of southern Indiana and, in particular, the markets that are proximate to the Bank’s office locations. Table 2.5 displays deposit market trends from June 30, 2004 through June 30, 2007 for the branches that were maintained by the Bank during that period. Additional data is also presented for the state of Indiana for comparative purposes. The data indicates that Clark County’s larger population base translated into a slightly higher balance of total bank and thrift deposits compared to Floyd County. Moreover, Clark County’s relatively strong demographic growth translated into favorable deposit growth for the three year period covered in Table 2.5. Consistent with the state of Indiana, commercial banks maintained a larger market share of deposits in comparison to savings institutions in both the Clark and Floyd County markets, where savings institutions held 18% and 12% of the deposit market, respectively. For the three year period covered in Table 2.5, deposit market share for savings institutions declined in both Clark and Floyd Counties. First Savings held the substantial majority of savings institution deposits in Clark County and its shrinkage over the period impacted the shrinking savings institution market share.

The Bank maintains its largest balance and largest market share of deposits in Clark County. Based on data as of June 30, 2007, the Bank’s $160.2 million of deposits in Clark County represented a 13.3% market share of thrift and bank deposits.

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II.10

Table 2.5

First Savings Bank, F.S.B.

Deposit Summary

	As of June 30,						Deposit Growth Rate 2004-2007
	2004			2007
	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches
	(Dollars in Millions)						(%)
Indiana	$81,097	100.0%	2,275	$88,569	100.0%	2,390	3.0%
Commercial Banks	70,135	86.5%	1,991	80,059	90.4%	2,149	4.5%
Savings Institutions	10,962	13.5%	284	8,511	9.6%	241	-8.1%

Clark County	$1,038	100.0%	43	$1,205	100.0%	46	5.1%
Commercial Banks	851	82.0%	36	1,031	85.5%	38	6.6%
Savings Institutions	187	18.0%	7	174	14.5%	8	-2.3%
First Savings Bank, FSB	180	17.3%	5	160	13.3%	5	-3.8%

Floyd County	$1,047	100.0%	41	$1,102	100.0%	42	1.7%
Commercial Banks	927	88.5%	34	991	90.0%	35	2.3%
Savings Institutions	121	11.5%	7	110	10.0%	7	-2.9%
First Savings Bank, FSB	12	1.2%	2	13	1.2%	2	2.5%

Source: FDIC.

Comparatively, First Savings had a comparatively small share of the Floyd County deposit market with total deposits of $13.0 million at June 30, 2007, which represented a 1.2% market share. As noted previously, limited growth or even shrinkage reported by First Savings reflected the Bank’s inability to expand the asset side of the balance sheet through lending. The Bank is seeking to put in place a growth oriented business plan and in the future expects that deposit growth may exceed the recent historical trend for the 2004 to 2007 period.

The Bank faces notable competition in both deposit gathering and lending activities, including direct competition with several financial institutions that primarily have a local or regional presence. With regard to lending competition, the Bank encounters the most significant competition from the same institutions providing deposit

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II.11

services. In addition, the Bank competes with mortgage companies and independent mortgage brokers for mortgage loan market share. Table 2.6 lists the largest competitors in Clark and Floyd Counties, based on deposit market share as noted parenthetically. As of June 30, 2007, the Bank’s deposit market share of 13.3% for Clark County represented the third largest market share of deposits in Clark County and deposit market share of 1.2% for Floyd County represented the twelfth largest market share of deposits in Floyd County.

Table 2.6

First Savings Bank, F.S.B.

Market Area Deposit Competitors

Location	Name
Clark County	JPMorgan Chase Bank (25.2%)
New Washington State Bk (15.1%)
First Savings, F.S.B. (13.3%) Rank - 3
Your Community Bank (12.7%)

Floyd County	Your Community Bank (19.78%)
National City Bank (18.6%)
PNC Bank NA (15.2%)
First Savings, F.S.B. (1.2%) Rank - 12

Source: FDIC.

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III.1

III. PEER GROUP ANALYSIS

This chapter presents an analysis of First Savings’ operations versus a group of comparable savings institutions (the “Peer Group”) selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of First Savings is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to First Savings, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There

RP® Financial, LC.	PEER GROUP ANALYSIS
III.2

are approximately 125 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since First Savings will be a fully converted public thrift within a holding company structure upon completion of the offering, we considered only full stock companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of First Savings. In the selection process, we applied two “screens” to the universe of all public companies:

•

Screen #1. Indiana thrifts with total assets of less than $1 billion. Six companies met the criteria for Screen #1 and four were included in the Peer Group: First Capital, Inc., Ameriana Bancorp, Inc., River Valley Bancorp, and LSB Financial Corp. of IN. MutualFirst Financial Inc. was excluded from the Peer Group, as the result of its recent announcement that it had entered into an agreement to acquire MFB Corp. of Mishawaka, IN. Likewise, MFB Corp has been excluded from the Peer Group since it is a target of an announced acquisition. In both cases, we believe that the announced acquisition has impacted the respective pricing ratios of MutualFirst Financial and MFB Corp. and we have excluded these companies from the Peer Group. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Midwest thrifts.

•

Screen #2. Midwest institutions with total assets of less than $500 million and tangible equity-to-assets ratios of greater than 10%. Seven companies met the criteria for Screen #2 and five were included in the Peer Group: Citizens Community Bancorp of WI, Liberty Bancorp, Inc. of MO, FFD Financial Corp. of OH, First Bancshares, Inc. of MO, and Park Bancorp of IL. First Cloverleaf Financial of IL was excluded owing to its recent announcement of its pending acquisition of a commercial bank and First Federal of Northern Michigan Bancorp was excluded owing to its recent history of operating losses.

In order to round out the Peer Group to a total of ten institutions, we also included Central Federal Corp. of OH. Central Federal Corp. would have otherwise met the selection criteria for Screen #2 above except that its tangible equity/assets ratio equaled 9.97% as of March 31, 2008, which falls slightly below the Screen #2 threshold of 10.00%.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.3

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies. While there are expectedly some differences between the Peer Group companies and First Savings, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of First Savings’ financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

A summary description of the key characteristics of each of the Peer Group companies is detailed below.

•

First Capital, Inc. of IN. First Capital has $456 million of total assets, being the largest of the Peer Group institutions, and operates through 12 offices in southern Indiana. Thus, First Capital operates in the same general market area as the Bank. First Capital’s overall balance sheet composition is relatively similar to the Peer Group average while its loan portfolio composition reflects a relatively high proportion of residential mortgage loans. Operating returns are above the Peer Group average primarily reflecting First Capital’s comparatively lower operating expense ratio. Asset quality is similar to the Peer Group overall, in terms of the level of NPAs, while reserve coverage is comparatively modest.

•

Ameriana Bancorp of IN. Ameriana Bancorp reported total assets of $427 million and operates through a total of 10 branch offices in central Indiana. Ameriana Bancorp’s equity is more leveraged than the Bank’s pro forma ratios and its ROA is modestly below the Peer Group average. Ameriana Bancorp’s loan and MBS portfolio was broadly diversified with 1-4 family residential mortgage loans comprising the largest element of the portfolio. Non-performing loans exceeded the Peer Group average and Ameriana Bancorp’s reserve coverage in relation to total loans fell just outside the range of the Peer Group average and median.

•

Citizens Community Bancorp, Inc. of WI. Citizens Community Bancorp reported total assets of $426 million and operates through a total of 12 branch offices in western Wisconsin. Citizens Community Bancorp completed its second step conversion in November 2006, enhancing the overall comparability to the Bank. The recent capital raising transaction also provided Citizens Community Bancorp with the

RP® Financial, LC.	PEER GROUP ANALYSIS
III.4

Table 3.1

Peer Group of Publicly-Traded Thrifts

May 16, 2008(1)

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy(2)	Total Assets		Offices	Fiscal Year	Conv. Date	Stock Price	Market Value
										($)	($Mil)
FCAP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	$456		12	12-31	01/99	$14.15	$40
ASBI	Ameriana Bancorp of New Castle IN	NASDAQ	New Castle, IN	Thrift	$427	D	10	12-31	03/87	$9.05	$27
CZWI	Citizens Community Bancorp Inc. of WI	NASDAQ	Eau Claire, WI	Thrift	$426		12	09-30	11/06	$8.35	$56
LSBI	LSB Financial Corp. of Lafayette IN	NASDAQ	Lafayette, IN	Thrift	$354		5	12-31	02/95	$18.50	$29
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	$350	D	8	12-31	12/96	$15.54	$25
LBCP	Liberty Bancorp, Inc. of MO	NASDAQ	Liberty, MO	Thrift	$339	D	6	09-30	07/06	$10.20	$45
CFBK	Central Federal Corp. of OH	NASDAQ	Fairlawn, OH	Thrift	$276		4	12-31	12/98	$4.72	$21
FBSI	First Bancshares, Inc. of MO	NASDAQ	Mtn. Grove, MO	Thrift	$249		11	06-30	12/93	$13.52	$21
PFED	Park Bancorp of Chicago IL	NASDAQ	Chicago, IL	Thrift	$224		4	12-31	08/96	$19.70	$24
FFDF	FFD Financial Corp. of Dover OH	NASDAQ	Dover, OH	Thrift	$180		4	06-30	04/96	$13.65	$15

NOTES:	(1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma).
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(3) BIF-insured savings bank institution.

Source:	Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.5

highest capital ratio of any of the Peer Group companies (but which still falls short of First Savings pro forma capital ratio). Citizens Community Bancorp operates with a loan portfolio which is comprised of a high level of consumer loans reflecting its credit union roots. NPAs are comparatively modest notwithstanding the heavy concentration of consumer loans. Earnings approximate the Peer Group average notwithstanding the very strong level of capitalization, as its cost of funds was high and non-interest income was modest in comparison to the Peer Group average.

•

LSB Financial Corp. of IN. LSB Financial reported total assets equal to $354 million and operates through a total of 5 branches in central Indiana. ROA is comparable to the Peer Group average while the loan portfolio reflects a broad mix of mortgage loans primarily, including both mortgage loans secured by single family residential, multi-family and commercial properties. Asset quality compares less favorably to the Peer Group average, as NPAs are higher and reserve coverage is lower.

•

River Valley Bancorp of IN. River Valley Bancorp reported total assets of $350 million and operates through a total of 8 branch offices. Moreover, River Valley Bancorp’s branches are in southern Indiana in the same or contiguous markets as the Bank enhance the comparability to the Bank for valuation purposes. River Valley Bancorp is significantly more leverage than the Bank and reported the lowest tangible equity/assets ratio of any of the Peer Group companies. Additionally, River Valley Bancorp has the highest utilization of borrowed funds of any of the Peer Group institutions. Earnings are above the Peer Group average reflecting the benefit of its favorable level of fee income and moderate operating expense ratio.

•

Liberty Bancorp, Inc. of MO. Liberty Bancorp reported total assets equal to $339 million and operates through a total of 6 branch offices in western Missouri, some of which are in the Kansas City metropolitan area. ROA is comparable to the Peer Group average supported by Liberty Bancorp’s strong capital ratio, which ranks as the second highest of all the Peer Group companies. The loan portfolio composition reflects comparatively greater diversification into construction and commercial mortgage loans in relation to the Peer Group. Key asset quality ratios reflect a relatively high balance of NPAs in comparison to the Peer Group average, while reserve coverage is strong in relation to total loans but reserve coverage in relation to total NPAs falls below the Peer Group average and median.

•

Central Federal Corp. of OH. Central Federal Corp reported total assets of $276 million and operates through 4 branch offices in central and northern Ohio. Central Federal Corp.’s balance sheet reflected its orientation toward commercial lending as commercial mortgage and

RP® Financial, LC.	PEER GROUP ANALYSIS
III.6

non-mortgage loans predominated the portfolio. Earnings were near a breakeven level reflecting in part, non-operating losses on asset sales. Asset quality ratios were favorable in comparison to the Peer Group average, both in terms of the NPA/Assets ratio and the reserve coverage ratio.

•

First Bancshares, Inc. of MO. First Bancorp, Inc. has $249 million of total assets and operates through 11 offices in southern Missouri. First Bancorp was selected for the Peer Group owing to its location in the Midwest, modest level of profitability, and relatively similar balance sheet composition. Moreover, asset quality ratios are relatively comparable to the Peer Group averages.

•

Park Bancorp, Inc. of Chicago, IL. Park Bancorp reported $224 million of total assets generated through a branch network of 4 offices, all within the Chicago metropolitan area. Earnings fell below the Peer Group average and median reflecting a comparatively modest level of net interest income and non-interest fee income. The balance sheet composition is relatively similar to the Peer Group average and the loan portfolio primarily reflects an orientation toward mortgages, including both residential and commercial mortgages. NPAs are slightly below the Peer Group average but reserve coverage is also lower, both as a percent of loans and NPAs.

•

FFD Financial Corp. of OH. FFD Financial Corp. reported total assets of $180 million and operates through a total of 4 branch offices in central Ohio. FFD reported the highest profitability (ROA) of any of the Peer Group companies reflecting its very strong level of net interest income and moderate operating expense ratio. The balance sheet reflects a relatively high proportion of loans and deposits in comparison to the Peer Group, while the equity/assets ratio approximated the Peer Group average and median.

In aggregate, the Peer Group companies maintain a modestly lower level of capital as the industry average (11.13% of assets versus 12.17% for all public companies), generate a slightly higher level of core earnings as a percent of average assets (0.37% core ROAA versus 0.19% for all public companies), and generate a higher ROE based on core earnings (3.63% ROE versus 2.59% for all public companies). Overall, the Peer Group’s average P/B and P/TB ratios were below the respective averages for all publicly traded thrifts while the P/E multiple based on core earnings approximated the average for all publicly-traded thrifts.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.7

	All Publicly-Traded		Peer Group
Financial Characteristics (Averages)
Assets ($Mil)	$3,289		$328
Market Capitalization ($Mil)	$339		$30
Equity/Assets (%)	12.17%		11.13%
Core Return on Average Assets (%)	0.19		0.37
Core Return on Average Equity (%)	2.59		3.63

Pricing Ratios (Averages)(1)
Core Price/Earnings (x)	20.65	x	21.43	x
Price/Book (%)	108.34%		83.22%
Price/Tangible Book(%)	120.80		85.43
Price/Assets (%)	13.77		9.20

__________

(1)	Based on market prices as of May 16, 2008.

Ideally, the Peer Group companies would be comparable to First Savings in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to First Savings, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for First Savings and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Bank’s and the Peer Group’s ratios reflect balances as of March 31, 2008, unless indicated otherwise for the Peer Group companies. First Savings’ equity-to-assets ratio of 13.8% was above the Peer Group’s average net worth ratio of 11.1%. All of the Bank’s equity consisted of tangible equity while intangibles maintained by the Peer Group equaled 0.3% of assets, translating into a tangible equity-to-assets ratio of 8.1% on average for the Peer Group. The Bank’s pro forma tangible capital position will increase with the addition of stock proceeds. The increase in First Savings’ pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that may be realized through

RP® Financial, LC.	PEER GROUP ANALYSIS
III.8

Table 3.2

Balance Sheet Composition and Growth Rates

Comparable Institution Analysis

As of March 31, 2008

		Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital
		Cash & Equi- valents	MBS & Invest	Loans	Deposits	Bor- rowed Funds	Subd. Debt	Net Worth	Good- will & Intang	Tng Net Worth	ME- MO: Pref. Stock	Assets	MBS, Cash & Invest- ments	Loans	Deposits	Borrows. & Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg. Cap.
First Savings Bank, F.S.B.
March 31, 2008		7.3%	9.2%	80.4%	81.9%	3.8%	0.0%	13.8%	0.0%	13.8%	0.0%	2.00%	-1.36%	1.72%	-0.69%	NM	1.26%	1.26%	13.77%	13.77%	23.81%

All Public Companies
Averages		4.2%	20.2%	69.9%	66.7%	19.3%	0.6%	12.2%	1.0%	11.2%	0.0%	8.30%	0.98%	8.85%	3.50%	14.66%	-2.41%	-3.05%	10.51%	10.46%	17.06%
Medians		2.9%	17.6%	71.5%	67.3%	18.1%	0.0%	10.3%	0.1%	9.1%	0.0%	5.55%	0.95%	7.93%	2.41%	10.86%	-0.67%	-0.89%	8.72%	8.70%	13.87%

State of IN
Averages		4.5%	15.3%	73.1%	71.6%	16.2%	0.7%	10.3%	0.7%	9.6%	0.0%	9.97%	-5.11%	3.73%	6.01%	3.29%	-0.09%	0.09%	10.04%	10.04%	14.80%
Medians		3.9%	16.8%	73.1%	71.8%	17.2%	0.0%	10.0%	0.2%	9.3%	0.0%	-0.44%	-0.50%	-0.22%	-1.33%	4.44%	1.06%	1.12%	9.80%	9.80%	13.69%

Comparable Group
Averages		4.4%	14.2%	75.3%	69.5%	17.8%	0.6%	11.1%	0.3%	10.8%	0.0%	8.04%	-3.68%	8.90%	5.34%	16.00%	-0.08%	0.06%	10.06%	10.06%	14.89%
Medians		4.1%	16.8%	73.1%	69.2%	18.1%	0.0%	10.2%	0.0%	10.0%	0.0%	2.68%	0.84%	7.98%	3.29%	7.35%	-0.69%	-0.63%	9.86%	9.86%	14.01%

Comparable Group
ASBI	Ameriana Bancorp of New Castle IN(1)	4.0%	16.9%	69.0%	73.7%	13.6%	2.4%	7.9%	0.2%	7.7%	0.0%	-2.39%	-39.32%	18.15%	-2.38%	-8.26%	1.58%	1.62%	NA	NA	NA
CFBK	Central Federal Corp. of OH	2.5%	10.7%	82.0%	67.4%	20.0%	1.9%	10.0%	0.0%	10.0%	0.0%	14.81%	-0.50%	18.40%	12.59%	39.19%	-4.55%	-4.55%	8.70%	8.70%	11.40%
CZWI	Citizens Community Bancorp Inc. of WI	4.2%	11.8%	80.1%	58.6%	22.8%	0.0%	17.7%	1.6%	16.1%	0.0%	40.91%	NM	21.76%	24.99%	NM	-3.00%	-2.87%	10.70%	10.70%	17.00%
FFDF	FFD Financial Corp. of Dover OH	5.3%	4.1%	88.6%	77.7%	11.5%	0.0%	10.1%	0.0%	10.1%	0.0%	6.11%	3.89%	6.08%	4.89%	23.78%	2.74%	2.74%	9.67%	9.67%	12.85%
FBSI	First Bancshares, Inc. of MO	6.8%	19.0%	67.5%	79.6%	9.0%	0.0%	11.0%	0.1%	10.9%	0.0%	3.07%	-7.74%	8.92%	5.34%	-14.26%	3.12%	3.34%	10.05%	10.05%	16.42%
FCAP	First Capital, Inc. of IN	5.5%	16.7%	72.1%	72.9%	16.2%	0.0%	10.3%	1.2%	9.0%	0.0%	1.14%	0.84%	-0.21%	0.61%	1.53%	5.27%	6.24%	8.40%	8.40%	13.20%
LSBI	LSB Financial Corp. of Lafayette IN	3.8%	4.8%	85.8%	67.9%	21.8%	0.0%	9.6%	0.0%	9.6%	0.0%	-2.01%	9.79%	-2.68%	-5.35%	10.18%	-2.96%	-2.96%	9.49%	9.49%	13.32%
LBCP	Liberty Bancorp, Inc. of MO(1)	3.2%	19.8%	69.9%	70.5%	14.9%	0.0%	14.1%	0.0%	14.1%	0.0%	14.91%	2.69%	14.47%	11.31%	78.66%	-4.09%	-4.09%	10.80%	10.80%	14.70%
PFED	Park Bancorp of Chicago IL	6.3%	20.2%	64.3%	63.7%	21.4%	0.0%	13.4%	0.0%	13.4%	0.0%	1.53%	8.86%	-2.93%	1.69%	5.85%	-5.24%	-5.24%	12.70%	12.70%	20.20%
RIVR	River Valley Bancorp of IN(1)	2.3%	18.2%	74.0%	62.8%	27.1%	2.1%	7.3%	0.0%	7.3%	0.0%	2.28%	-11.64%	7.05%	-0.25%	7.35%	6.34%	6.34%	NA	NA	NA

(1)	Financial information is for the quarter ending December 31, 2007.

Source:	Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2008 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.9

leverage and lower funding costs. At the same time, the Bank’s higher pro forma capitalization will also result in a lower return on equity. Both the Bank’s and the Peer Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

The Bank’s asset composition reflects a moderately higher concentration of loans to assets, at 80.4% versus a 75.3% average for the Peer Group. Comparatively, the ratio of cash, investments, and MBS for the Bank was lower than for the Peer Group (16.5% of assets versus 18.6% for the Peer Group). Overall, the Bank’s interest-earning assets (“IEA”) approximated 96.9% of assets, which was above the comparative Peer Group ratio of 93.9%. On a pro forma basis, the Bank’s IEA advantage is expected to increase as the net proceeds are reinvested into IEA.

First Savings’ funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group. The Bank’s deposits equaled 81.9% of assets, which was above the Peer Group average of 69.5%. Comparatively, borrowings accounted for a lower portion of the Bank’s interest-bearing funding composition, as reflected by borrowings-to-assets ratios of 3.8% and 17.8% for First Savings and the Peer Group, respectively. Total interest-bearing liabilities maintained as a percent of assets equaled 85.7% for the Bank, versus 87.9% for the Peer Group.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group’s IEA/IBL ratio of 106.8% is below the Bank’s IEA/IBL ratio of 113.1%. The additional capital realized from stock proceeds should support an increase in First Savings’ IEA/IBL ratio, as the capital realized from First Savings’ stock offering will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items, based on the Bank’s and the Peer Group’s annual growth for the 18 months ended March 31, 2008, for the Bank and the 12 months ended March 31, 2008, unless indicated otherwise for the Peer Group companies. First Savings posted lower annual asset growth than the Peer Group, at 2.00% and 8.04%, respectively. The Bank’s total assets shrank in the face of limited loan growth (positive growth of 1.72%) and modest shrinkage of the cash and investments portfolio equal to 1.36%. Comparatively, the Peer Group’s loan portfolio increased at an 8.90% rate on average which supported their relatively stronger asset growth.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.10

Deposit growth for the Peer Group averaged 5.34%, as compared to shrinkage of less than 1% for the Bank. Borrowed funds remained at nominal levels for the Bank while expanded utilization of borrowings was at a 16.00% rate for the Peer Group. Capital growth rates posted by the Bank and the Peer Group equaled 1.26% and negative 0.08%, respectively. The Bank’s comparatively modest capital growth rate is reflective of its moderate ROA and ROE measures. The Peer Group’s more limited equity growth, notwithstanding favorable profitability, reflects the adoption of dividend and capital management strategies. On a post-offering basis, the Bank’s capital growth rate is expected to remain modest over the near term due to the increased equity level and marginal short-term net proceeds reinvestment benefit.

Income and Expense Components

First Savings and the Peer Group reported net income to average assets ratios of 0.07% and 0.37%, respectively (see Table 3.3), based on earnings for the 12 months ended March 31, 2008, unless indicated otherwise for the Peer Group companies. The Bank maintained earnings advantages in the area of net interest income, which was more than offset by the higher level of loan loss provisions reported by First Savings.

The Bank’s interest income ratio exceeded the Peer Group average while First Savings also benefitted from a lower ratio of interest expense as a percent of average assets. The Bank’s higher interest income ratio was the result of its higher yield on interest-earning assets (7.01% versus 6.60% for the Peer Group) and is partially attributable to the relatively high ratio of loans in the portfolio. The Bank’s favorable interest expense ratio as a percent of average assets, 3.08% versus 3.28% of average assets for the Peer Group, reflects the Bank’s stronger capital ratio (i.e., the Peer Group funds operations out of IBL to a greater extent than cost-free capital), even on a pre-offering basis as the Bank’s cost of funds approximated the Peer Group median. First Savings’ interest expense ratio is expected to diminish on a pro forma basis, as the Conversion proceeds will represent interest-free funds for the Bank. Overall, the Bank’s net interest income ratio of 3.30% compared favorably to the Peer Group average of 2.91% as previously noted.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.11

Table 3.3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended March 31, 2008

		Net Income	Net Interest Income				NII After Provis.	Other Income			Total Other Income	G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads			MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
			Income	Expense	NII	Loss Provis. on IEA		Loan Fees	R.E. Oper.	Other Income		G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread
First Savings Bank, F.S.B.
March 31, 2008		0.07%	6.39%	3.08%	3.30%	0.77%	2.54%	0.00%	0.00%	0.47%	0.47%	2.96%	0.00%	0.00%	0.00%	7.01%	3.67%	3.34%	$3,173	32.08%

All Public Companies
Averages		0.35%	5.82%	3.15%	2.68%	0.28%	2.39%	0.03%	-0.01%	0.44%	0.45%	2.54%	0.05%	0.24%	0.00%	6.19%	3.66%	2.53%	$5,918	32.27%
Medians		0.44%	5.76%	3.16%	2.69%	0.11%	2.49%	0.00%	0.00%	0.50%	0.51%	2.52%	0.00%	0.01%	0.00%	6.08%	3.66%	2.53%	$5,028	32.63%

State of IN
Averages		0.33%	5.99%	3.24%	2.74%	0.24%	2.50%	0.01%	-0.06%	0.99%	0.94%	2.79%	0.02%	-0.10%	0.00%	6.43%	3.66%	2.77%	$3,662	27.10%
Medians		0.42%	5.94%	3.30%	2.80%	0.20%	2.63%	0.00%	0.00%	0.85%	0.87%	2.68%	0.00%	0.03%	0.00%	6.34%	3.71%	2.77%	$3,655	28.36%

Comparable Group
Averages		0.39%	6.19%	3.28%	2.91%	0.18%	2.73%	0.01%	-0.03%	0.67%	0.67%	2.82%	0.01%	0.02%	0.00%	6.60%	3.76%	2.84%	$3,622	35.11%
Medians		0.38%	6.18%	3.26%	3.01%	0.20%	2.70%	0.00%	0.00%	0.65%	0.65%	2.65%	0.00%	0.04%	0.00%	6.66%	3.68%	2.88%	$3,821	31.34%

Comparable Group
ASBI	Ameriana Bancorp of New Castle IN(1)	0.28%	5.57%	3.28%	2.29%	-0.38%	2.67%	0.02%	-0.13%	1.17%	1.06%	3.52%	0.00%	0.02%	0.00%	6.17%	3.63%	2.54%	$2,635	NM
CFBK	Central Federal Corp. of OH	0.01%	6.75%	3.75%	3.00%	0.27%	2.73%	0.00%	0.01%	0.41%	0.42%	2.75%	0.00%	-0.18%	0.00%	7.12%	4.23%	2.89%	$4,531	NM
CZWI	Citizens Community Bancorp Inc. of WI	0.38%	6.25%	3.20%	3.06%	0.17%	2.88%	0.08%	0.00%	0.39%	0.47%	2.65%	0.08%	0.00%	0.00%	6.52%	4.09%	2.43%	$3,461	38.91%
FFDF	FFD Financial Corp. of Dover OH	0.78%	6.83%	3.06%	3.77%	0.39%	3.38%	0.00%	0.00%	0.32%	0.32%	2.57%	0.00%	0.06%	0.00%	6.98%	3.46%	3.52%	$3,748	34.20%
FBSI	First Bancshares, Inc. of MO	0.12%	6.10%	3.23%	2.87%	0.30%	2.57%	0.00%	0.00%	0.96%	0.96%	3.44%	0.02%	0.09%	0.00%	6.80%	3.65%	3.15%	$2,184	26.10%
FCAP	First Capital, Inc. of IN	0.79%	5.99%	2.97%	3.02%	0.12%	2.90%	0.00%	0.00%	0.70%	0.70%	2.52%	0.02%	0.09%	0.00%	6.33%	3.33%	3.01%	$3,302	31.57%
LSBI	LSB Financial Corp. of Lafayette IN	0.37%	6.40%	3.32%	3.08%	0.45%	2.63%	0.00%	-0.29%	1.41%	1.41%	3.27%	0.00%	0.05%	0.00%	6.81%	3.70%	3.11%	$3,894	30.87%
LBCP	Liberty Bancorp, Inc. of MO(1)	0.60%	6.63%	3.48%	3.15%	0.24%	2.92%	0.03%	-0.10%	0.60%	0.60%	2.65%	0.00%	0.08%	0.00%	7.02%	4.15%	2.86%	$4,136	31.10%
PFED	Park Bancorp of Chicago IL	-0.07%	5.37%	2.93%	2.45%	0.03%	2.41%	0.00%	0.18%	-0.10%	-0.10%	2.62%	0.00%	-0.04%	0.00%	5.89%	3.47%	2.42%	$4,311	62.27%
RIVR	River Valley Bancorp of IN(1)	0.64%	5.99%	3.59%	2.40%	0.16%	2.23%	0.00%	0.00%	0.83%	0.83%	2.22%	0.00%	0.02%	0.00%	6.34%	3.91%	2.44%	$4,024	25.85%

(1)	Financial information is for the quarter ending December 31, 2007.

Source:	Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2008 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.12

Non-interest operating income is a slightly lower contributor to First Savings’ earnings relative to the Peer Group, at 0.47% and 0.65%, respectively, in part reflecting competitive conditions which have limited the Bank’s ability to expand fee income and a deposit composition which is heavily weighted towards CDs which generate little in the way of non-interest income.

In another key area of core earnings, the Bank maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group recorded operating expense to average assets ratios of 2.96% and 2.82%, respectively. The Bank’s higher level of operating expenses can in part be attributed to the additional staff the Bank has added to support implementation of business plan growth strategies, including the commercial lending initiatives. Additionally, modest assets shrinkage over the last five fiscal years has exacerbated the increase in First Savings’ operating expense ratio as the Bank’s expenses, many of which are fixed, are spread over a diminishing base of assets. Consistent with the Bank’s higher operating expense ratio, First Savings maintained a comparatively higher number of employees relative to its asset size. Assets per full time equivalent employee equaled $3.2 million for the Bank, versus a comparable measure of $3.6 million for the Peer Group.

First Savings’ efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 78.3% is slightly below the Peer Group’s efficiency ratio of 79.5%. While the favorable efficiency ratio would typically imply stronger core earnings for the Bank, loan loss provisions have more than offset the Bank’s advantage in this regard. The Bank’s comparatively lower ROA is the result of its significantly higher level of loan loss provisions which results from its higher NPAs and efforts to maintain ALLLs at levels required pursuant to its policies and procedures. On a post-conversion basis, the Bank’s efficiency ratio may improve marginally over the short term while management expects more significant long-term improvement as the proceeds and infrastructure investments are leveraged.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.13

As noted above, loan loss provisions had a more significant impact on First Savings’ earnings in comparison to the Peer Group, with loan loss provisions established by the Bank and the Peer Group equaling 0.77% and 0.18% of average assets, respectively. Importantly, approximately 57% of the Bank’s loan loss provisions for the 12 months ended March 31, 2008, reflect a loan losses established for a specific group of loans to a real estate investor. Such provisions may likely be non-recurring nature and excluding this one-time provision, the Bank’s loan loss provision equals 0.33% of assets which remains modestly above the Peer Group average notwithstanding the adjustment.

Gains and losses from the sale of assets had a limited impact on earnings for both the Bank and the Peer Group for the 12 month period shown in Table 3.3. Specifically, the Bank did not report any net non-operating income while net gains average 0.03% of average assets for the Peer Group. The limited level of non-operating income for both the Bank and the Peer Group enhances their overall comparability for valuation purposes.

The Bank recorded a tax benefit for the 12 months ended March 31, 2008, compared to the Peer Group’s average tax rate of 36.40%. However, First Savings’ tax rate for fiscal 2007 equaled 34.41% which more closely approximated the Peer Group average. The Bank expects that its effective tax rate will continue to approximate the recent historical level reported over the last several fiscal years which approximates the average tax rate of the Peer Group.

Loan Composition

Table 3.4 presents data related to the Bank’s and the Peer Group’s loan portfolio compositions, as well as data pertaining to investment in mortgage-backed securities, loans serviced for other and risk weighted assets. The information presented for the Bank reflects financial data as of March 31, 2008, while the Peer Group reflects data as of December 31, 2007 or March 31, 2008. In comparison to the Peer Group, the Bank maintained a relatively similar investment in MBS based on a ratio of 5.1% of assets for the Bank and 5.9% for the Peer Group on average. However, the Bank was more

RP® Financial, LC.	PEER GROUP ANALYSIS
III.14

Table 3.4

Loan Portfolio Composition and Related Information

Comparable Institution Analysis

As of March 31, 2008

Institution		Portfolio Composition as a Percent of Assets						RWA/ Assets	Serviced For Others	Servicing Assets
		MBS	1-4 Family	Constr. & Land	5+Unit Comm RE	Commerc. Business	Consumer
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	($000)
First Savings Bank, F.S.B.		5.07%	56.65%	7.91%	9.65%	4.90%	2.91%	60.38%	$11,690	$0

All Public Companies
Averages		11.40%	36.55%	6.84%	19.07%	4.34%	2.87%	64.33%	$1,704,944	$21,074
Medians		8.49%	35.33%	4.96%	17.54%	2.80%	0.64%	64.96%	$30,250	$98

State of IN
Averages		5.56%	37.12%	6.49%	20.78%	5.27%	4.00%	69.36%	$80,259	$517
Medians		5.60%	36.68%	6.78%	21.16%	5.23%	1.83%	72.22%	$68,910	$348

Comparable Group
Averages		5.94%	33.71%	8.30%	22.18%	5.52%	5.62%	71.65%	$45,956	$308
Medians		6.07%	34.61%	6.87%	21.16%	5.00%	2.68%	72.22%	$17,225	$80

Comparable Group
ASBI	Ameriana Bancorp of New Castle IN(1)	7.38%	32.74%	11.01%	19.65%	3.75%	1.16%	72.17%	$134,000	$866
CFBK	Central Federal Corp. of OH	7.38%	20.27%	6.68%	41.56%	12.94%	3.19%	85.39%	$26,340	$157
CZWI	Citizens Community Bancorp Inc. of WI	10.90%	45.14%	0.05%	0.04%	0.00%	33.53%	63.16%	$0	$0
FFDF	FFD Financial Corp. of Dover OH	0.18%	35.33%	3.92%	34.94%	9.75%	4.01%	77.27%	$79,790	$641
FBSI	First Bancshares, Inc. of MO	12.94%	31.52%	8.20%	17.27%	3.69%	4.57%	65.37%	$0	$0
FCAP	First Capital, Inc. of IN	5.35%	42.55%	6.50%	13.70%	6.02%	5.03%	64.09%	$550	$3
LSBI	LSB Financial Corp. of Lafayette IN	1.37%	40.10%	7.39%	31.07%	5.35%	0.69%	73.74%	$132,760	$1,131
LBCP	Liberty Bancorp, Inc. of MO(1)	5.38%	14.83%	27.21%	23.33%	4.65%	0.41%	79.03%	$8,110	$0
PFED	Park Bancorp of Chicago IL	6.75%	40.68%	5.02%	17.55%	0.00%	2.18%	64.04%	$0	$0
RIVR	River Valley Bancorp of IN(1)	1.81%	33.90%	7.06%	22.68%	9.10%	1.44%	72.27%	$78,010	$284

(1)	Financial information is for the quarter ending December 31, 2007.

Source:	SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2008 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.15

heavily invested in 1-4 family whole mortgage loans than the Peer Group based on their respective ratios equal to 56.7% and 33.7% of total assets. Taken together, permanent 1-4 family residential mortgage loans and MBS equaled 61.7% and 39.7% of assets for the Bank and the Peer Group, respectively.

Importantly, we believe that the high level of residential mortgage loans secured by investment properties (estimated at 28.0% of the residential mortgage portfolio) may be a risk factor in First Savings residential mortgage portfolio in comparison to the Peer Group. At the same time, the level of lending to investors by the Peer Group companies is uncertain as it is not a required disclosure item for public companies.

Diversification into high risk-weight loans was not as significant for the Bank in comparison to the Peer Group. In this regard, the ratio of construction, commercial real estate/multi-family, C&I and consumer non-mortgage loans as a percent of assets all exceeded the Bank’s level of investment. Accordingly, the Bank’s ratio or risk-weighted assets /assets equal 60.38% was below the Peer Group’s average ratio of 71.65%. The Peer Group’s loan servicing portfolio was relatively modest and averaged $49.6 million, but nonetheless exceeded the Bank’s portfolio of loans serviced for others which equaled $11.7 million.

Credit Risk

The ratio of NPAs/assets equaled 2.50% for the Bank versus an average of 1.46% for the Peer Group and an average of 1.25% for all publicly traded thrifts as shown in Table 3.5. The Bank’s NPAs included REO equal to 0.53% of assets (versus 0.28% of assets for the Peer Group) and non-performing loans equal to 2.32% of loans versus an average of 1.03% of loans for the Peer Group. The Bank maintained a similar level of loss reserves as a percent of non-performing assets (47.05% versus 48.76% for the Peer Group, although complete financial data was available for only 8 of the 10 Peer Group companies in this regard). Chargeoffs were lower for the Bank in comparison to the Peer Group although First Savings expects that its level of chargeoffs may be subject to increase in the future as the non-performing investor loans secured by residential properties are foreclosed with the assets written down with the reduction charged to ALLLs.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.16

Table 3.5

Credit Risk Measures and Related Information

Comparable Institution Analysis

As of March 31, 2008 or Most Recent Date Available

Institution		REO/ Assets	NPAs & 90+Del/ Assets	NPLs/ Loans	Rsrves/ Loans	Rsrves/ NPLs	Rsrves/ NPAs & 90+Del	Net Loan Chargoffs	NLCs/ Loans
		(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)
First Savings Bank, F.S.B.		0.53%	2.50%	2.32%	1.43%	61.83%	47.05%	$(273)	-0.16%

All Public Companies
Averages		0.16%	1.25%	1.27%	1.00%	177.33%	138.96%	$486	0.13%
Medians		0.04%	0.60%	0.68%	0.88%	128.21%	90.12%	$114	0.05%

State of IN
Averages		0.22%	2.16%	1.85%	0.94%	60.65%	44.18%	$274	0.24%
Medians		0.13%	2.05%	1.37%	0.97%	60.90%	35.39%	$172	0.20%

Comparable Group
Averages		0.36%	1.41%	1.08%	0.89%	95.15%	63.10%	$207	0.31%
Medians		0.15%	1.37%	1.16%	0.93%	69.98%	47.29%	$181	0.21%

Comparable Group
ASBI	Ameriana Bancorp of New Castle IN(1)	0.00%	NA	1.39%	0.97%	69.98%	NA	$139	0.19%
CFBK	Central Federal Corp. of OH	0.00%	0.58%	0.71%	1.19%	168.15%	168.15%	$179	0.31%
CZWI	Citizens Community Bancorp Inc. of WI	0.04%	0.50%	0.56%	0.31%	55.39%	50.50%	$111	0.13%
FFDF	FFD Financial Corp. of Dover OH	0.00%	0.72%	0.81%	0.80%	98.38%	98.38%	$208	0.52%
FBSI	First Bancshares, Inc. of MO	0.40%	1.56%	1.16%	1.35%	NA	59.17%	$228	0.56%
FCAP	First Capital, Inc. of IN	0.25%	1.41%	1.33%	0.69%	51.82%	35.39%	$182	0.22%
LSBI	LSB Financial Corp. of Lafayette IN	0.93%	3.26%	2.15%	1.07%	49.71%	28.37%	$675	0.89%
LBCP	Liberty Bancorp, Inc. of MO(1)	0.77%	1.95%	1.34%	1.22%	NA	44.07%	$275	0.12%
PFED	Park Bancorp of Chicago IL	1.17%	1.33%	0.25%	0.43%	172.63%	20.75%	$22	0.06%
RIVR	River Valley Bancorp of IN(1)	0.00%	NA	NA	0.89%	NA	NA	$53	0.08%

(1)	Financial information is for the quarter ending December 31, 2007.

Source:	Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2008 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.17

The Bank maintains allowances for loan and lease losses (“ALLL”) to total loans which exceeded the Peer Group average. Specifically, the ratio of reserves to total loans equaled 1.43% for the Bank versus an average and median ratio for the Peer Group equal to 0.86% and 0.89%, respectively. However, as noted above, reserve coverage in relation to NPAs is similar and the higher reserves in relation to total loans are warranted by the recent increase in NPAs.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure. From a balance sheet perspective, First Savings’ higher pre-conversion capital position and stronger IEA/IBL ratio suggest lower interest rate risk exposure. On a post-conversion basis, these ratios will improve increasing their overall favorability in relation to the Peer Group. In the absence of comparability in timely interest rate risk reporting and methodology, we reviewed quarterly changes in the net interest income ratio.

To analyze interest rate risk associated with the net interest margin, we also reviewed quarterly changes in net interest income as a percent of average assets for First Savings and the Peer Group. In general, the recent relative fluctuations in the Bank’s net interest income to average assets ratios were considered to be more than the Peer Group, and thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, First Savings was viewed as maintaining a higher degree of interest rate risk exposure in the net interest margin. At the same time, the Bank’s net interest income ratio should stabilize to some degree following the conversion stock offering, given the initial expected proceeds reinvestment strategy (primarily short-to-intermediate term investment securities).

RP® Financial, LC.	PEER GROUP ANALYSIS
III.18

Table 3.6

Interest Rate Risk Measures and Net Interest Income Volatility

Comparable Institution Analysis

As of March 31, 2008 or Most Recent Date Available

Institution		Balance Sheet Measures			Quarterly Change in Net Interest Income
		Equity/ Assets	IEA/ IBL	Non-Earn. Assets/ Assets
					3/31/2008	12/31/2007	9/30/2007	6/30/2007	3/31/2007	12/31/2006
		(%)	(%)	(%)	(change in net interest income is annualized in basis points)
First Savings Bank, F.S.B.		13.8%	113.1%	3.1%	-30	-23	18	2	6	5

All Public Companies		11.1%	109.4%	5.7%	-1	-2	-1	2	0	-7
State of IN		9.6%	105.0%	7.1%	1	5	-3	9	6	-3

Comparable Group
Averages		10.8%	107.0%	6.0%	-7	0	-2	2	-1	-8
Medians		10.1%	106.3%	5.6%	-9	2	2	3	0	-7

Comparable Group
ASBI	Ameriana Bancorp of New Castle IN(1)	7.7%	100.2%	10.0%	NA	15	0	16	22	12
CFBK	Central Federal Corp. of OH	10.0%	106.7%	4.7%	-11	7	4	-8	-3	-7
CZWI	Citizens Community Bancorp Inc. of WI	16.1%	118.1%	3.9%	-9	-16	-28	-9	5	NA
FFDF	FFD Financial Corp. of Dover OH	10.1%	109.9%	2.0%	-10	-11	21	-9	-18	-7
FBSI	First Bancshares, Inc. of MO	10.9%	105.4%	6.7%	8	22	4	16	-23	-4
FCAP	First Capital, Inc. of IN	9.0%	105.9%	5.6%	10	2	0	7	3	-1
LSBI	LSB Financial Corp. of Lafayette IN	9.6%	105.2%	5.6%	-4	-30	4	-2	10	-23
LBCP	Liberty Bancorp, Inc. of MO(1)	14.1%	108.7%	7.1%	NA	-1	-23	-8	-16	-24
PFED	Park Bancorp of Chicago IL	13.4%	106.7%	9.3%	-30	9	-8	7	14	-29
RIVR	River Valley Bancorp of IN(1)	7.3%	102.8%	5.5%	NA	1	7	10	-9	14

(1)	Financial information is for the quarter ending December 31, 2007.

NA=Change is greater than 100 basis points during the quarter.

Source:	Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2008 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.19

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of First Savings. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

RP® Financial, LC.	VALUATION ANALYSIS
IV.1

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Bank’s conversion transaction. The valuation incorporates the appraisal methodology promulgated by the Federal and state banking agencies for standard conversions and mutual holding Bank offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Bank and the Peer Group, and determination of the Bank’s pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed

RP® Financial, LC.	VALUATION ANALYSIS
IV.2

stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company’s to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in First Savings’ operations and financial condition; (2) monitor First Savings’ operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including First Savings’ value, or First Savings’ value alone. To the extent a change in factors impacting the Bank’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key

RP® Financial, LC.	VALUATION ANALYSIS
IV.3

differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Bank coming to market at this time.

1.	Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank’s and the Peer Group’s financial strengths are noted as follows:

•

Overall A/L Composition. Loans and investments funded by retail deposits were the primary components of the Bank’s and Peer Group’s balance sheets. The Bank’s interest-earning asset composition exhibited a higher concentration of loans with a greater concentration of residential mortgage loans while the Peer Group’s balance sheet was included greater diversification into high risk weight loans. First Savings’ funding composition reflected a modestly higher level of deposits and a lower level of borrowings than the comparable Peer Group ratios. Overall, as a percent of assets, the Bank maintained a slightly higher level of interest-earning assets and a lower level of interest-bearing liabilities compared to the Peer Group, which provided for a higher IEA/IBL ratio for the Bank, even on a pre-conversion basis.

•

Credit Quality. Based on the level of NPAs and reserves, the Bank’s credit quality seems to be less favorable than the Peer Group. NPAs/Assets exceeded the Peer Group average. Loss reserves as a percent of loans were higher for the Bank while loss reserves as a percent of NPAs were comparable. Chargeoffs were lower for the Bank in comparison to the Peer Group although First Savings expects its chargeoffs to increase in the future as the non-performing investor loans secured by residential properties are taken into REO. Additionally, the high level of investor loans securing the residential mortgage loan portfolio may pose another risk factor relative to the Peer Group.

RP® Financial, LC.	VALUATION ANALYSIS
IV.4

•

Balance Sheet Liquidity. The Bank operated with a lower level of cash and investment securities relative to the Peer Group (16.5% of assets versus 18.6% for the Peer Group). Following the infusion of stock proceeds, the Bank’s cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. The Bank’s future borrowing capacity was considered to be slightly greater than the Peer Group’s, given the lower level of borrowings currently maintained by the Bank

•

Funding Liabilities. Retail deposits served as the primary interest-bearing source of funds for the Bank and the Peer Group, with the Bank maintaining a higher deposits-to-assets ratio than the Peer Group while the ratio of borrowings was lower. In total, the Bank maintained a lower level of interest-bearing liabilities than the Peer Group which, coupled with its relatively lower cost of funds, translated into a comparatively lower ratio of net interest expense to average assets. Following the stock offering, the infusion of stock proceeds can be expected to support an increase in the Bank’s capital ratio and a resulting decline in the level of interest-bearing liabilities maintained as a percent of assets.

•

Capital. The Bank maintains an equity-to-assets ratio which exceeds the Peer Group average even on a pre-conversion basis. Accordingly, following the stock offering, First Savings’ pro forma capital position will well exceed the Peer Group's equity-to-assets ratio. The increase in the Bank’s pro forma capital position will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Bank’s more significant capital surplus will likely suppress the pro forma ROE over the short to intermediate term.

On balance, First Savings’ balance sheet strength was comparable to the Peer Group and, thus, no adjustment was applied for the Bank’s financial condition.

2.	Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

•

Reported Earnings. The Bank reported lower profitability than the Peer Group for the most recent 12 months due to relatively high loan loss provisions and operating expense ratio. While profitability is expected to improve on a pro forma basis over the long term, pro forma ROA is expected

RP® Financial, LC.	VALUATION ANALYSIS
IV.5

to remain at a disadvantage initially. In addition, there remain certain unknown aspects of future earnings, such as the ability to realize profitable growth objectives that cover the anticipated investments in branches and personnel.

•

Core Earnings. Non-operating items are limited for both the Bank and the Peer Group. Thus, First Savings’ core earnings are expected to remain below the Peer Group’s on a pro forma basis over the near term following the Conversion. While we have not made an explicit adjustment to core earnings for the current level of loan loss provision which is above the historical average, the valuation analysis takes into consideration the fact that approximately 63% of the Bank’s loan loss provisions for the 12 months ended March 31, 2008, are attributable to loan losses established for a specific group of loans to a real estate investor.

•

Interest Rate Risk. Quarterly changes in the Bank’s and the Peer Group’s net interest income to average assets ratios indicated that a slightly higher degree of volatility was associated with the Bank’s net interest margin. First Savings’ capital ratios, IEA/IBL ratios and level of non-interest earning assets were favorable even on a pre-Conversion basis and will improve with the infusion of the Conversion proceeds.

•

Credit Risk. The Bank’s credit risk exposure was comparatively greater than the Peer Group’s based on its higher ratio of NPAs, which included a comparatively greater level of both REO and non-performing loans. While the ratio of ALLLs to total loans is greater for the Bank, the ratio in comparison to NPAs is similar to the Peer Group’s ratio. While chargeoffs were lower for the Bank in comparison to the Peer Group, First Savings expects its chargeoffs to increase in the future as the non-performing investor loans secured by residential properties are taken into REO. Furthermore, the Bank is believed to have a relatively high proportion of investor loan securing its 1-4 family residential mortgage loan portfolio in comparison to the Peer Group.

•

Earnings Growth Potential. The Bank’s total assets and deposits have been shrinking over the last five fiscal years in contrast to modest growth reported by the Peer Group companies. The Bank’s strong equity/assets ratio currently in comparison to the Peer Group coupled with the capital to be raised will provide an ample ability to expand the balance sheet. Moreover, management expects that on-going infrastructure investments (i.e., in fixed assets, personnel, etc.) and the building of commercial account relationships may enhance the long-term earnings growth potential. At the same time, such expenditures may depress near-term earnings growth potential and involve execution risk that management may not achieve the targeted portfolio goals for the Bank or that such activities may not be as profitable as currently anticipated.

•

Return on Equity. Bank’s pro forma capital position will exceed the Peer Group average. Coupled with its lower pro forma ROA, the Bank’s pro forma core ROE is anticipated to be lower than the Peer Group average over the near term.

RP® Financial, LC.	VALUATION ANALYSIS
IV.6

Overall, we concluded that a moderate downward adjustment for profitability, growth and viability of earnings was appropriate, in view of First Savings lower pro forma ROA and ROE, as well as the factors relating to the Bank’s credit risk and interest rate exposure and earnings growth potential.

3.	Asset Growth

First Savings’ asset growth rate was modestly below the Peer Group average and balance sheet growth has been limited over the last five fiscal years. At the same time, several senior management officers are relatively new to the Bank and are seeking to implement a more growth oriented business plan. On a pro forma basis, the Bank’s tangible equity-to-assets ratio will exceed the Peer Group's tangible equity-to-assets ratio, indicating greater leverage capacity for the Bank. On balance, we concluded that a slight upward adjustment was warranted for asset growth.

4.	Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. The Bank’s primary market area is in southern Indiana within the Louisville metropolitan area. The region served by the Bank’s branches continues to transform from a manufacturing based economy to a more services oriented economic base. The moderate economic growth in the primary market area has provided for slow to moderate demographic growth trends.

In general the Peer Group companies also operate in slow to moderate growth markets which are generally similar to those served by the Bank Specifically, growth trends for Clark County were generally favorable in relation to the Peer Group average and median while growth trends in Floyd County were generally at the lower end of the Peer Group range (see Table 4.1).

RP® Financial, LC.	VALUATION ANALYSIS
IV.7

Table 4.1

First Savings Bank, F.S.B.

Peer Group Market Area Comparative Analysis

							Per Capita Income
	Headquarters City	Estimated Population		Projected Population 2012	Estimated 2000-2007 % Change	Projected 2007-2012 % Change	Amount	% State Average	6/30/07 Deposit Market Share(1)	Unemployment Rate 3/31/2008
Institution		2000	2007
		(000)	(000)	(000)
Ameriana Bncp of New Castle IN	Henry	49	47	46	-2.66%	-2.44%	$24,316	92.22%	37.80%	7.0%
Central Federal Corp. of OH	Summit	543	548	550	0.90%	0.42%	$28,918	107.63%	0.76%	5.8%
Citizens Comm Bncorp Inc of WI	Eau Claire	93	98	100	4.93%	2.61%	$25,684	93.10%	8.49%	4.8%
FFD Financial Corp of Dover OH	Tuscarawas	91	93	94	2.08%	1.33%	$21,262	79.14%	10.39%	6.4%
First Bancshares, Inc. of MO	Wright	18	18	18	0.83%	0.34%	$16,270	63.87%	24.15%	7.2%
First Capital, Inc. of IN	Harrison	34	37	40	8.86%	5.87%	$24,068	91.28%	38.56%	5.6%
LSB Fin. Corp. of Lafayette IN	Tippecanoe	149	161	169	7.96%	5.14%	$25,857	98.07%	13.88%	4.9%
Liberty Bancorp, Inc. of MO	Clay	184	206	224	12.18%	8.57%	$29,677	116.49%	4.49%	4.8%
Park Bancorp of Chicago IL	Cook	5,377	5,407	5,407	0.57%	-0.01%	$29,578	100.27%	0.05%	5.6%
River Valley Bancorp of IN	Jefferson	32	33	33	3.05%	2.33%	$23,042	87.39%	49.38%	5.8%

	Averages:	657	665	668	3.87%	2.42%	$24,867	92.95%	18.80%	5.8%
	Medians:	92	95	97	2.57%	1.83%	$25,000	92.66%	12.14%	5.7%

First Savings Bank, F.S.B.	Clark	96	106	114	10.07%	6.98%	$25,668	97.35%	13.29%	4.7%
	Floyd	71	73	75	3.66%	2.40%	$27,884	105.76%	1.18%	4.4%

(1)	Total institution deposits in headquarters county as percent of total county deposits (banks and thrifts only).

Sources: SNL.

RP® Financial, LC.	VALUATION ANALYSIS
IV.8

Per capita income measures for Clark and Floyd Counties were slightly higher than the comparable median and average income measures for the Peer Group’s markets. In this regard, most of the Peer Group companies are based in Midwestern markets outside of the largest metropolitan areas (i.e., similar to the Bank’s mid-sized metropolitan market). To the extent unemployment rates provide an indicator into the strength of a local economy, the Bank’s market was favorable with both Clark and Floyd Counties posting unemployment rates below the average and medians for the Peer Group’s market areas.

In general, with several exceptions, the Peer Group companies operate in small to mid-sized markets in the Midwest. Given the selection criteria which emphasized institutions with less than $1 billion of total assets, the Peer Group institutions necessarily hold a relatively small market share of their respective markets overall. Thus, the Banks deposit market share of 13.3% of the Clark County market falls between the average and median ratios for the Peer Group companies.

On balance, we concluded that a slight upward adjustment was appropriate for the Bank market area in comparison to the Peer Group’s markets.

5.	Dividends

At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Nine of the ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.98% to 5.41%. The average dividend yield on the stocks of the Peer Group institutions equaled 1.60% as of May 16, 2008. As of May 16, 2008, approximately 77% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.59%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

RP® Financial, LC.	VALUATION ANALYSIS
IV.9

While the Bank has not established a definitive dividend policy prior to converting, the Bank will have the capacity to pay a dividend comparable to the Peer Group’s average dividend yield based on its weaker pro forma earnings and stronger pro forma capitalization. On balance, we concluded that no adjustment was warranted for this factor.

6.	Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All 10 of the Peer Group members trade on the NASDAQ Market. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $14.8 million to $56.5 million as of May 16, 2008, with average and median market values of $30.4 million and $26.2 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.1 million to 6.8 million, with average and median shares outstanding of 2.9 million and 2.2 million, respectively. The Bank’s stock offering is expected to have a pro forma market value that will be fairly comparable to the average and median market values indicated for the Peer Group, while shares outstanding for the Bank will be in the upper end of the range of shares outstanding indicated for Peer Group companies. Like the large majority of the Peer Group companies, the Bank’s stock will be quoted on the NASDAQ Capital Market following the stock offering. Overall, we anticipate that the Bank’s public stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7.	Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as First Savings: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors,

RP® Financial, LC.	VALUATION ANALYSIS
IV.10

but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in Indiana. All three of these markets were considered in the valuation of the Bank’s to-be-issued stock.

A.	The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. Stocks rallied higher in mid-May 2007, with the upturn being supported by a new wave of corporate deals, lower oil prices and a stronger than expected reading for May consumer confidence. Comparatively, profit taking and concerns about a pullback in China’s stock market caused stocks to head lower in late-May. Inflation worries and higher rates pushed stocks lower in early-June, while a strong retail sales report for May triggered a rebound in the stock market in mid-June. Stocks generally traded lower in the second half of June on continued inflation concerns, as well as higher oil prices and weakness in the housing market.

The broader stock market showed a positive trend at the start of third quarter of 2007, with the DJIA closing at record highs in mid-July. A positive report on manufacturing activity in June, healthy job growth reflected in the June employment report and merger news contributed to the stock market rally. A favorable second quarter earnings report by IBM helped the DJIA close above the 14000 mark heading into late-July, which was followed a general downturn in stocks during late-July and early-August. Stocks were driven lower by fears that the housing slump was spreading

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to the broader economy and concerns of a widening credit crunch prompted by home mortgage lenders cutting off credit or raising rates for a growing number of borrowers. The stock market turned highly volatile in mid-August, reflecting mixed economic news and the ongoing fallout from the credit crisis. Volatility in the stock market continued to prevail through the end of August, based on concerns about the impact of the credit crunch on the economy and speculation about whether or not the Federal Reserve would cut rates at its September meeting. A disappointing employment report for August, which showed a drop in jobs for the first time in four years, caused stocks to plummet in early-September. However, upbeat news about consumer demand boosted stocks in mid-September ahead of the Federal Reserve meeting. Stocks soared on news of the Federal Reserve’s decision to cut the federal funds rate by a half of percentage point rate, which exceeded the quarter point rate cut most economists had expected. The larger than expected rate cut generally sustained the positive trend in the broader stock market through the end of the third quarter.

The DJIA started the fourth quarter of 2007 soaring to a record high, which was followed by an uneven market for stocks going into mid-October amid uncertainty over forthcoming third quarter earnings reports. Lackluster earnings and credit concerns sparked a mid-October sell-off, as Standard & Poor’s reduced its rating on more than 1,400 types of residential mortgage-backed securities. Stocks rebounded somewhat in late-October, supported by some good third quarter earnings in the technology sector and the Federal Reserve’s decision to cut rates by a quarter point as expected. Fresh concerns about problems in the credit markets becoming worse, fears of soaring energy prices and the dollar falling caused stocks to plummet in early-November. Following a close below 13000, the DJIA had a one day rebound of over 300 points on bargain hunting. Stocks pulled back heading into the second half of November, reflecting concerns that the weak housing market would depress consumer spending and expectations of more write-downs to be taken on risky debt. Stocks rebounded in late-November and early-December, amid growing expectations that the Federal Reserve would cut rates at its mid-December meeting. News of a 0.25% rate cut by the Federal Reserve sent stocks sharply lower in mid-December 2007, as some investors had hoped for a more significant rate cut. Credit worries and downgrades of

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several bellwether stocks also contributed to the mid-December pullback in the broader stock market. Weak economic data and expectations that fourth quarter earnings would reflect more large write-downs of subprime mortgage debt by some of the world’s largest banks weighed on stocks in year end trading.

The downward trend in stocks continued at the start of 2008, as mounting concerns about the economy, higher oil prices and news of more large write-downs taken on subprime mortgages and debt all contributed to the negative sentiment in the stock market. IBM’s strong earnings report for the fourth provided a boost to the stock market in mid-January. Stocks tumbled sharply lower heading into the second half of January on investors’ fears of more damage to come from the subprime mortgage crisis following huge fourth quarter losses reported by Citigroup and Merrill Lynch. A surprise 0.75% rate cut by the Federal Reserve on January 22, 2008 helped to limit damage from the prior day’s sell-off in the global markets, which was spurred by fears that a U.S. recession would slow economic growth in the foreign markets as well. News of a possible bond-insurance bailout triggered a sharp mid-day rebound in the DJIA the day following the rate cut, as the DJIA recovered almost 600 points from morning lows and closed up almost 300 points for the day. Following three consecutive sessions of gains, stocks closed lower at the end of the week on profit taking. Some positive economic data and a second rate cut by the Federal Reserve in nine days helped the broader stock market to close out January on an upbeat note.

Recession fears, fueled by a decline in January service-sector activity, triggered a broad based sell-off in the stock market in early-February 2008. A favorable retail sales report for January helped stocks to rebound in mid-January, which was followed by a downward trend heading into late-February amid higher oil prices, more weak economic data and signs of stagflation. Following a brief rally, stocks plunged at the end of February on concerns about the ongoing credit crisis and rising oil prices. Escalating problems in the bond market and weak economic data, which included job losses in the February employment report and a record number of homes entering foreclosure in the fourth quarter, extended the downturn in the broader stock market during the first part of March. Stocks soared higher heading into mid-March after the

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Federal Reserve said it would lend Wall Street $200 billion in a move aimed at taking difficult to trade securities temporarily out of circulation. The stock market experienced heightened volatility in mid-March, with the DJIA swinging significantly higher or lower on a daily basis. Stocks declined sharply on news of Bear Stearns’ collapse, which was followed by a more than 400 point increase in the DJIA. The surge in stocks was supported by the Federal Reserve cutting its target rate by 0.75% to 2.25% and Goldman Sachs and Lehman Brothers reporting better than expected earnings. Stocks tumbled the following day, with the DJIA declining by almost 300 points on renewed worries about the economy. Led by financial stocks, the stock market rebounded strongly heading into late-March. Major contributors to the rally in financial stocks were Fannie Mae and Freddie Mac, which rebounded on easing of regulatory constraints, and J.P. Morgan’s increased bid for Bear Stearns from $2 a share to $10 a share. Concerns about the broader economy pressured stocks lower at the close of the first quarter. Overall, the first quarter of 2008 was the worst quarter for the DJIA in five and one-half years, as a 7.6% decline was recorded in the DJIA for the first quarter.

Stocks surged higher at the start of the second quarter of 2008, with the DJIA posting a gain of almost 400 points on news that two major financial firms with significant credit risk issues took steps with to shore up their capital. Uncertainty over first quarter earnings reports provided for a narrow trading range heading in mid-April, which was followed by a downturn in the broader stock market. Stocks retreated after a disappointing first quarter earnings report from General Electric stoked concerns about the health of both corporate profits and the economy in general. Some better-than-expected first quarter earnings reports provided a boost to stocks in mid-April, which was followed by a narrow trading range through the end of April amid mixed earnings reports and the Federal Reserve’s decision to cut its target rate by 0.25% as expected. The broader stock market started May on a positive note, but then led by a sell-off in financial stocks reversed course heading into mid-May. Higher oil prices and ongoing concerns of eroding credit quality contributed to the decline in financial stocks. The broader stock market showed a positive trend heading into mid-May, which was supported by a slight decline in oil prices and encouraging inflation numbers reflected in the April data for consumer prices. On May 16, 2008, the DJIA closed at 12986.80, a

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decrease of 4.2% from one year ago and a decrease of 2.1% year-to-date, and the NASDAQ closed at 2528.85, a decrease of 1.2% from one year ago and a decrease of 4.7% year-to-date. The Standard & Poor’s 500 Index closed at 1425.35 on May 16, 2008, a decrease of 6.4% from one year ago and a decrease of 2.9% year-to-date.

The market for thrift stocks has been mixed during the past 12 months, but, in general, thrift stocks have underperformed the broader stock market. A disappointing report on the outlook for the housing market weighed on the thrift sector in mid-May 2007, with the National Association of Home Builders report projecting that home sales and housing production would not begin to improve until late in 2007. Merger news provided a boost to thrift stocks heading into late-May, but the gains were not sustained as thrift stocks traded lower on news of stronger than expected economic data and higher interest rates. A favorable employment report for May boosted thrift stocks at the start of June, which was followed by a general downturn in thrift stocks going into mid-June on higher interest rates. Higher interest rates and lackluster housing data furthered the downward trend in thrift stocks during the second half of June.

The thrift sector continued to struggle at the beginning of the third quarter of 2007 on earnings worries and the widening meltdown in the subprime market as Standard & Poor’s and Moody’s announced plans to downgrade securities backed by subprime mortgages. Bargain hunting and strength in the broader market supported a brief rebound in thrift stocks in mid-July, which was followed a sharp sell off on fears of spreading subprime problems and some second quarter earnings reports showing deterioration in credit quality. A disappointing second quarter earnings report by Countrywide Financial and a larger-than-expected decline in new home sales knocked thrift equities lower in late-July. The downturn in thrift stocks continued into the beginning of August on news that American Home Mortgage Investment Corp. was shutting down operations due to liquidity problems. Thrift stocks participated in the volatility exhibited in the broader stock market in mid-August, but, in general, the downward trend in thrift equities continued during the first half of August. Thrift equities benefited from the mid-August discount rate cut by the Federal Reserve and then

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fluctuated along with the broader market through the end of August based on speculation over the outcome of the Federal Reserve’s next meeting. The weaker-than-expected employment report for August depressed thrift issues in early-September, but thrift stocks bounced back in mid-September. The recovery in thrift stocks was aided by news that Countrywide Financial had arranged for an additional $12 billion of secured borrowings. Thrift stocks rallied on news of the larger than expected 50 basis rate cut by the Federal Reserve, although the positive trend in thrift stocks was not sustained through the end of the third quarter. The pull back in thrift stocks reflected ongoing concerns over the weak housing market and the anticipated rise in credit quality related losses that were expected to be seen in third quarter earnings reports.

Thrift stocks traded in a narrow range at the start of the fourth quarter, but then headed lower in mid-October. The downturn was led by thrifts with exposure to the subprime market, as those institutions reported larger than expected credit losses for the third quarter. The as expected quarter point rate cut by the Federal Reserve helped thrift stocks to stabilize in late-October, although the sell-off in thrift equities resumed in early-November. Institutions with exposure to the subprime mortgage market continued to lead the downturn, as Washington Mutual’s stock plunged on expectations that it would continue to experience significant credit losses in 2008. Beaten down thrift stocks recovered modestly going into mid-November, but the downturn resumed on worries over further deterioration in the subprime market and the depressed housing market. Freddie Mac’s significantly larger-than-expected loss for the third quarter prompted further selling in thrift stocks heading into late-November. Hopes for a rate cut at the next Federal Reserve meeting boosted the thrift sector in late-November. Thrift stocks traded in narrow range in the first week of December, as investors awaited the outcome of the forthcoming Federal Reserve meeting. The mid-December downturn in the broader market following the Federal Reserve’s decision to lower rates a quarter point was evidenced in the thrift sector as well. In contrast to the broader stock market, thrift stocks continued to trade lower the day following the rate cut. The weak housing market, as reflected by a sharp drop in home prices and a drop-off in mortgage application volume, along with inflation worries and predictions of massive write-downs that would be recorded in the fourth quarter were noted factors that depressed thrift stocks through the end of December.

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The downward spiral in thrift stocks continued at the beginning of 2008, particularly the stocks of those institutions with significant exposure to the subprime mortgage market such as Countrywide and Washington Mutual. Thrift stocks in general were also hurt by weak housing data and the growing prospects that the housing slump would continue throughout 2008. News of a rise in mortgage delinquencies at Countrywide and rumors of Countrywide going into bankruptcy further contributed to the slide in thrift stocks heading into mid-January. The announced acquisition of Countrywide by Bank of America had little impact on thrift stocks in general. Earnings related worries depressed thrift stocks heading into the second half of January, reflecting expectations that more significant credit quality related losses would be a widespread factor in the fourth quarter earnings reports for thrift institutions in general. Thrift stocks moved higher on the surprise rate cut by the Federal and then spiked higher along with the broader stock market the day following the rate cut. Consistent with the broader stock market, thrift stocks traded lower at the end of the week. For the balance of January and through most of February, thrift stocks generally paralleled trends in the broader market. Financial stocks led the broader market lower at the end of February and into the first part of March, as worries about the health of key financial companies escalated. Shares of thrift stocks were among the hardest hit, as investors dumped thrift stocks in conjunction with a sharp sell-off in the stocks of Fannie Mae and Freddie Mac amid fears that defaults would force them to raise more capital. News of the Federal Reserve’s $200 billion liquidity program sent thrift stocks sharply higher heading into mid-March. Thrift stocks participated in the day-to-day swings experienced in the broader stock market during mid-March, as investors assessed the outlook for mortgage lenders in a slumping market for housing and the possibility of the economy going into recession. The rebound in the stocks of Fannie Mae and Freddie Mac provided a healthy boost to thrift stocks heading into late-March, while troubling economic data and warnings of further write downs pulled thrift stocks lower along with the broader stock market at the close of the first quarter.

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Thrift stocks surged higher in conjunction with the broader stock market at the start of the second quarter of 2008, as UBS and Lehman Brothers announced plans to bolster their capital to offset huge losses recorded from writing down troubled investments. A weaker-than-expected employment report for March depressed thrift stocks in early-April, although thrift stocks bounced back on news that Washington Mutual was in discussions to raise $5 billion from private equity-led investors. Thrift stocks drifted lower heading into mid-April in anticipation of first quarter earnings remaining depressed by more write downs on mortgages and mortgage-related securities. Bargain hunting and some positive first quarter earnings events provided a modest boost to thrift stocks in late-April, while thrift stocks edged lower on news of the Federal Reserve rate cut at the end of April. Calmer credit markets and a better-than-expected employment report for April were somewhat offset by a cut in Countrywide’s credit rating, as thrift stocks traded unevenly at the beginning of May. Higher oil prices and more negative news reported by financial institutions pressured thrift stocks lower going into mid-May. Thrift stocks edged higher along with the broader stock market heading into mid-May. On May 16, 2008, the SNL Index for all publicly-traded thrifts closed at 978.4, a decrease of 43.0% from one year ago and a decrease of 7.5% year-to-date.

B.	The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank’s pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of

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a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for recent conversions has pulled back along with the thrift sector in general, with a number of the recent offerings being undersubscribed and typically reflecting only modest price appreciation or, in some cases, trading below their IPO prices in initial after market trading activity. As shown in Table 4.2, one second-step conversion and one mutual holding company offering were completed during the past three months. Both offerings were closed at the minimum of their respective valuation ranges. Baltimore County’s second-step conversion offering closed at a pro forma P/TB of 63.6% and William Penn’s mutual holding company offering closed at a pro forma P/TB ratio of 56.5%. Based on closing stock market prices as of May 16, 2008, Baltimore County’s and William Penn’s stock prices were 13.5% and 37.5% above their respective IPO prices.

Shown in Table 4.3 are the current pricing ratios for the one company that has completed a fully-converted offering during the past three months and is traded on NASDAQ or an Exchange. Based on its closing stock price as of May 16, 2008, Baltimore County was trading at a P/TB ratio of 77.50%.

C.	The Acquisition Market

Also considered in the valuation was the potential impact on First Savings’ stock price of recently completed and pending acquisitions of other thrift institutions operating in Indiana. As shown in Exhibit IV-4, there were ten Indiana thrift acquisitions completed from the beginning of 2004 through May 16, 2008, and there is currently one acquisition pending of an Indiana savings institution. The recent acquisition activity involving Indiana savings institutions may imply a certain degree of acquisition speculation for the Bank’s stock. To the extent that acquisition speculation may impact the Bank’s offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Bank’s market and, thus, are subject to the same type of

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Table 4.2

Pricing Characteristics and After-Market Trends

Recent Conversions Completed (Last Three Months)

Institutional Information	Pre-Conversion Data				Offering Information				Contribution to Charitable Found.		Insider Purchases
	Financial Info.		Asset Quality								% Off Incl. Fdn.
											Benefit Plans
Institution Conver. Date Ticker	Assets	Equity/ Assets	NPAs/ Assets	Res. Cov.	Gross Proc.	% Offered	% of Mid.	Exp./ Proc.	Form	% of Offering	ESOP	Recog. Plans	Stk Option	Mgmt.& Dirs.	Initial Dividend Yield
	($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(2)	(%)
Standard Conversions

Averages—Standard Conversions:
Medians—Standard Conversions:

Second Step Conversions
BCSB Bancorp, Inc., MD 4/11/08 BCSB-NASDAQ	$623	5.73%	0.49%	89%	$19.8	63%	85%	12.2%	N.A.	N.A.	6.2%	2.3%	9.7%	3.3%	0.00%
Averages—Second Step Conversions:	$623	5.73%	0.49%	89%	$19.8	63%	85%	12.2%	N.A.	N.A.	6.2%	2.3%	9.7%	3.3%	0.00%
Medians—Second Step Conversions:	$623	5.73%	0.49%	89%	$19.8	63%	85%	12.2%	N.A.	N.A.	6.2%	2.3%	9.7%	3.3%	0.00%

Mutual Holding Company Conversions
William Penn Bancorp, Inc., PA* 4/16/08 WMPN-NASDAQ	$269	12.54%	0.28%	246%	$10.3	28%	85%	6.0%	C/S	150K/ 6.54%	8.0%	6.5%	16.3%	9.5%	0.00%
Averages—Mutual Holding Company Conversions:	$269	12.54%	0.28%	246%	$10.3	28%	85%	6.0%	NA	NA	8.0%	6.5%	16.3%	9.5%	0.00%
Medians—Mutual Holding Company Conversions:	$269	12.54%	0.28%	246%	$10.3	28%	85%	6.0%	NA	NA	8.0%	6.5%	16.3%	9.5%	0.00%

Averages—All Conversions:	$446	9.14%	0.39%	168%	$15.0	46%	85%	9.1%	NA	NA	7.1%	4.4%	13.0%	6.4%	0.00%
Medians—All Conversions:	$446	9.14%	0.39%	168%	$15.0	46%	85%	9.1%	NA	NA	7.1%	4.4%	13.0%	6.4%	0.00%

Institutional Information	Pro Forma Data							Post-IPO Pricing Trends
	Pricing Ratios(3)			Financial Charac.				Closing Price:

Institution Conver. Date Ticker	P/TB	Core P/E	P/A	Core ROA	TE/A	Core ROE	IPO Price	First Trading Day	% Change	After First Week(4)	% Change	After First Month(5)	% Change	Thru 5/16/08	% Change
	(%)	(x)	(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)
Standard Conversions

Averages—Standard Conversions:
Medians—Standard Conversions:

Second Step Conversions
BCSB Bancorp, Inc., MD 4/11/08 BCSB-NASDAQ	63.6%	NM	4.9%	NM	7.7%	NM	$10.00	$11.04	10.4%	$11.35	13.5%	$11.35	13.5%	$11.35	13.5%
Averages—Second Step Conversions:	63.6%	NM	4.9%	NM	7.7%	NM	$10.00	$11.04	10.4%	$11.35	13.5%	$11.35	13.5%	$11.35	13.5%
Medians—Second Step Conversions:	63.6%	NM	4.9%	NM	7.7%	NM	$10.00	$11.04	10.4%	$11.35	13.5%	$11.35	13.5%	$11.35	13.5%

Mutual Holding Company Conversions
William Penn Bancorp, Inc., PA* 4/16/08 WMPN-NASDAQ	56.5%	18.0x	12.2%	0.7%	15.1%	4.5%	$10.00	$11.75	17.5%	$13.25	32.5%	$13.75	37.5%	$13.75	37.5%
Averages—Mutual Holding Company Conversions:	56.5%	18.0x	12.2%	0.7%	15.1%	4.5%	$10.00	$11.75	17.5%	$13.25	32.5%	$13.75	37.5%	$13.75	37.5%
Medians—Mutual Holding Company Conversions:	56.5%	18.0x	12.2%	0.7%	15.1%	4.5%	$10.00	$11.75	17.5%	$13.25	32.5%	$13.75	37.5%	$13.75	37.5%

Averages—All Conversions:	60.0%	18.0x	8.5%	0.7%	11.4%	4.5%	$10.00	$11.40	14.0%	$12.30	23.0%	$12.55	25.5%	$12.55	25.5%
Medians—All Conversions:	60.0%	18.0x	8.5%	0.7%	11.4%	4.5%	$10.00	$11.40	14.0%	$12.30	23.0%	$12.55	25.5%	$12.55	25.5%

Note:	* - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. "NT"—Not Traded; "NA"—Not Applicable, Not Available; C/S-Cash/Stock.

(1)	Non-OTS regulated thrift.
(2)	As a percent of MHC offering for MHC transactions.
(3)	Does not take into account the adoption of SOP 93-6.
(4)	Latest price if offering is less than one week old.
(5)	Latest price if offering is more than one week but less than one month old.
(6)	Mutual holding company pro forma data on full conversion basis.
(7)	Simultaneously completed acquisition of another financial institution.
(8)	Simultaneously converted to a commercial bank charter.
(9)	Former credit union.

May 16, 2008

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Table 4.3

Market Pricing Comparatives

Prices As of May 16, 2008

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)
			Core 12 Month EPS(2)	Book Value/ Share						Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	Reported		Core
Financial Institution	Price/ Share(1)	Market Value			P/E	P/B	P/A	P/TB	P/Core							ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
All Public Companies	$14.80	$361.58	$0.71	$13.53	20.53x	117.66%	15.21%	133.26%	21.00x	$0.39	2.53%	33.73%	$3,173	12.75%	0.65%	0.52%	4.65%	0.48%	4.44%
Converted Last 3 Months (no MHC)	$12.19	$38.04	$(0.06)	$16.53	NM	73.74%	5.96%	77.50%	NM	$0.00	0.00%	NM	$638	8.08%	0.49%	-0.38%	-4.72%	-0.03%	-0.36%

Converted Last 3 Months (no MHC)
BCSB BCSB Bancorp, Inc. of MD	$12.19	$38.04	$(0.06)	$16.53	NM	73.74%	5.96%	77.50%	NM	$0.00	0.00%	NM	$638	8.08%	0.49%	-0.38%	-4.72%	-0.03%	-0.36%

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source:	Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2008 by RP® Financial, LC.

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acquisition speculation that may influence First Savings’ stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in First Savings’ stock would tend to be less compared to the stocks of the Peer Group companies.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that a moderate downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.	Management

The Bank’s management team appears to have experience and expertise in all of the key areas of the Bank’s operations. Exhibit IV-5 provides summary resumes of the Bank’s Board of Directors and senior management. While the Bank has recently been impacted by asset quality issues which have resulted in loan loss provisions which have impaired earnings, many of the loans were originated prior to the arrival of the current managing officer and CLO. Moreover, management has been working to resolve the asset quality issues and posture the Bank for future growth consistent with a well-managed financial institution. The Bank currently does not have any senior management positions that are vacant.

The returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

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9.	Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted OTS regulated institution, First Savings will operate in substantially the same regulatory environment as the Peer Group members — all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank’s pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Slight Upward
Primary Market Area	Slight Upward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Bank’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank’s prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8).

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IV.23

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial’s valuation placed an emphasis on the following:

•

P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank’s and the Peer Group’s earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, given the current low level of earnings within both the industry, the Peer Group and the Bank, we have also considered alternative valuation approaches as described below.

•

P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•

P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank will adopt Statement of Position (“SOP”) 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

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IV.24

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that the pro forma market value of the Bank’s conversion stock as of May 16, 2008, was $32,000,000 at the midpoint, inclusive of 110,000 shares issued to the Foundation for a value of $1,100,000 based on a per share value of $10.00 at issuance. The offering amount at the midpoint is equivalent to $30,900,000 or 3,090,000 shares at $10.00 per share. The following sections describe the application of the valuation methodology.

1. Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank’s reported earnings and core earnings both equaled $140,000 for the 12 months ended March 31, 2008. Importantly, with a valuation earnings base at this low level coupled with the low reinvestment yields available in the current market and the expense of the employee stock benefit plans, the Bank is in a pro forma loss position and the pro forma P/E multiple is not meaningful.

We have also considered the pro forma earnings multiple based on earnings adjusted to exclude loan loss provisions related to the large group of investor loans to a single borrower. Even adding the loan loss provisions which could be construed as non-recurring results in a pre-conversion adjusted earnings base of $725,000. At the midpoint of the offering range, the pro forma P/E multiple equals 65.74 times, which is at a 206.8% premium to Peer Group’s average P/E multiple based on core earnings of 21.43 times.

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IV.25

Amount (1)
($000)
Net income	$140
Plus: Loan Loss Provisions Attributable to One Borrower — Investor Loans	969
Less: Tax Effect	(384)

Adjusted Earnings Estimate	$725

(1)	Adjustment was tax effected at 39.6% which approximates the Bank’s effective marginal tax rate.

2. Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group’s P/B ratio, to the Bank’s pro forma book value. Based on the $32.0 million midpoint valuation, the Bank’s pro forma P/B and P/TB ratios both equaled 57.61%. In comparison to the average P/B and P/TB ratios for the Peer Group of 83.22% and 85.43%, the Bank’s ratios reflected a discount of 30.8% on a P/B basis and a discount of 32.6% on a P/TB basis. In comparison to the Peer Group’s median P/B and P/TB ratios of 80.79% and 82.51%, respectively, the Bank’s pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 28.7% and 30.2%, respectively. At the top of the super range, the Bank’s P/B and P/TB ratios both equaled 65.34%. In comparison to the Peer Group’s average P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the super range reflected discounts of 21.5% and 23.5%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value while the resulting pricing ratios indicated under the earnings approach were not meaningful (i.e., a pro forma loss was calculated).

With regard to the discounted P/B and P/TB ratio, RP Financial also gave consideration to the Company’s lack of a meaningful P/E ratio. In this regard, there were three companies in the Peer Group reporting P/E multiples which were not meaningful (i.e., these Peer Group companies were either reporting trailing 12 month losses or had a high P/E multiple in excess of 50 times earnings). The average P/TB ratios for these three companies reporting either low or negative earnings equaled

RP® Financial, LC.	VALUATION ANALYSIS
IV.26

77.61% based on the average and 77.04% based on the median. Compared to the average P/TB ratio for these three companies with low or negative earnings, the Bank’s pro forma P/TB ratio was discounted by 25.8% at the midpoint and by 15.8% at the super maximum of the valuation range.

3. Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $32.0 million midpoint of the valuation range, the Bank’s value equaled 13.40% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 9.20%, which implies a premium of 45.7% has been applied to the Bank’s pro forma P/A ratio. In comparison to the Peer Group’s median P/A ratio of 8.32%, the Bank’s pro forma P/A ratio at the midpoint value reflects a premium of 61.1%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The most recent standard conversion offering completed, which did not include a simultaneous acquisition, was completed by Danvers Bancorp of Massachusetts on January 10, 2008. Danvers Bancorp’s closing P/TB was 82.3%. In comparison to Danvers Bancorp’s closing pro forma P/TB ratio, the Bank’s P/TB ratio of 57.6% at the midpoint value reflects an implied discount of 30.0% and at the top of the super range the discount narrows to 20.7% based on the Bank’s pro forma P/TB ratio of 65.3%. As of May 16, 2008, Danvers Bancorp’s stock closed 17.5% above its IPO price.

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IV.27

The most recent conversion completed which was similar to the Bank in terms of asset size, profitability and market area, was First Advantage Bancorp of Tennessee, which completed its standard conversion offering as of November 20, 2007. First Advantage Bancorp’s closing P/TB was 68.3% and the closing P/E was over 40 times reflecting a closing between the midpoint and the maximum of the offering range. In comparison to First Advantage Bancorp’s closing pro forma P/TB ratio, the Bank’s P/TB ratio of 57.6% at the midpoint value reflects an implied discount of 15.7% and, at the top of the super range, the discount narrows to 4.4% based on the Bank’s pro forma P/TB ratio of 65.3%. As of May 16, 2008, First Advantage Bancorp’s stock closed 19.2% above its IPO price and was trading at approximately 70% of its reported book value per share as of March 31, 2008.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of May 16, 2008, the aggregate pro forma market value of the Bank’s common stock, including the stock portion of the contribution to the Foundation immediately following the offering, is $32,000,000 at the midpoint, equal to 32,000,000 shares issued at a per share value of $10.00. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board approved $10.00 per share offering price is set forth below. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.

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Valuation Range	Offering Amount	Foundation Shares	Total Issued
Shares
Minimum	2,626,500	110,000	2,736,500
Midpoint	3,090,000	110,000	3,200,000
Maximum	3,553,500	110,000	3,663,500
Supermaximum	4,086,525	110,000	4,196,525
Value
Minimum	$26,265,000	$1,100,000	$27,365,000
Midpoint	$30,900,000	$1,100,000	$32,000,000
Maximum	$35,535,000	$1,100,000	$36,635,000
Supermaximum	$40,865,250	$1,100,000	$41,965,250

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Table 4.4

Public Market Pricing

First Savings Bank, F.S.B.

As of May 16, 2008

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics (6)
			Core 12 Month EPS(2)	Book Value/ Share						Amount/ Share	Yield	Payout Ratio(5)				Reported		Core		Offering Size
	Price/ Share(1)	Market Value			P/E	P/B	P/A	P/TB	P/ Core				Total Assets	Equity/ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	($Mil)
First Savings Bank, F.S.B.
Superrange	$10.00	$41.97	$(0.04)	$15.30	NM	65.34%	16.96%	65.34%	NM	$0.00	0.00%	0.00%	$247	25.95%	2.15%	-0.07%	-0.26%	-0.07%	-0.26%	40.87
Maximum	$10.00	$36.64	$(0.04)	$16.26	NM	61.49%	15.09%	61.49%	NM	$0.00	0.00%	0.00%	$243	24.54%	2.19%	-0.05%	-0.22%	-0.05%	-0.22%	35.54
Midpoint	$10.00	$32.00	$(0.03)	$17.36	NM	57.61%	13.40%	57.61%	NM	$0.00	0.00%	0.00%	$239	23.26%	2.22%	-0.04%	-0.18%	-0.04%	-0.18%	30.90
Minimum	$10.00	$27.37	$(0.02)	$18.82	NM	53.13%	11.66%	53.13%	NM	$0.00	0.00%	0.00%	$235	21.94%	2.26%	-0.03%	-0.13%	-0.03%	-0.13%	26.27

All Public Companies(7)
Averages	$13.02	$339.09	$0.13	$13.22	20.47x	108.34%	13.77%	120.80%	20.65x	$0.37	2.59%	36.50%	$3,289	12.17%	1.25%	0.34%	2.66%	0.19%	2.59%
Medians	11.50	70.50	0.36	11.76	19.12x	98.98%	10.60%	108.91%	19.59x	$0.30	2.67%	23.81%	$845	10.11%	0.60%	0.43%	3.69%	0.43%	3.41%

All Non-MHC State of IN(7)
Averages	$16.31	$56.83	$0.92	$18.98	18.47x	86.71%	8.26%	92.66%	18.75x	$0.63	1.60%	23.46%	$649	9.41%	2.19%	0.47%	5.10%	0.47%	4.97%
Medians	$14.37	$40.85	$0.88	$18.69	17.79x	76.08%	6.66%	86.45%	15.54x	$0.70	1.66%	18.61%	$731	8.81%	1.47%	0.40%	4.55%	0.43%	4.95%
Comparable Group Averages
Averages	$12.74	$30.35	$0.54	$15.29	20.23x	83.22%	9.20%	85.43%	21.43x	$0.46	1.60%	23.46%	$328	11.13%	1.46%	0.38%	3.84%	0.37%	3.63%
Medians	$13.59	$26.23	$0.38	$16.16	22.02x	80.79%	8.32%	82.51%	24.34x	$0.43	1.66%	18.61%	$345	10.19%	1.37%	0.38%	3.72%	0.36%	3.40%

State of Indiana (7)
ASBI Ameriana Bncp of New Castle IN	$9.05	$27.05	$0.37	$11.26	22.63x	80.37%	6.34%	82.50%	24.46x	$0.16	1.77%	43.24%	$427	7.89%	NA	0.28%	3.64%	0.26%	3.37%
CITZ CFS Bancorp, Inc of Munster IN	$14.59	$155.82	$0.71	$12.34	19.45x	118.23%	13.05%	119.30%	20.55x	$0.48	3.29%	67.61%	$1,194	11.04%	2.62%	0.67%	6.16%	0.64%	5.83%
FCAP First Capital, Inc. of IN	$14.15	$39.82	$1.17	$16.62	11.14x	85.14%	8.74%	96.98%	12.09x	$0.72	5.09%	61.54%	$456	10.26%	1.41%	0.79%	7.90%	0.73%	7.28%
LSBI LSB Fin. Corp. of Lafayette IN	$18.50	$28.84	$0.76	$21.93	22.02x	84.36%	8.14%	84.36%	24.34x	$1.00	5.41%	NM	$354	9.65%	3.26%	0.37%	3.79%	0.34%	3.43%
MFBC MFB Corp. of Mishawaka IN(7)	$30.17	$41.88	$1.54	$31.00	24.73x	97.32%	8.36%	106.46%	19.59x	$0.76	2.52%	49.35%	$501	8.59%	NA	0.33%	4.08%	0.42%	5.15%
MFSF MutualFirst Fin. Inc. of IN	$11.38	$47.57	$0.99	$20.75	10.84x	54.84%	4.95%	66.43%	11.49x	$0.64	5.62%	64.65%	$960	9.03%	1.47%	0.46%	5.02%	0.43%	4.74%
RIVR River Valley Bancorp of IN	$15.54	$25.41	$1.32	$15.70	11.51x	98.98%	7.26%	99.04%	11.77x	$0.84	5.41%	63.64%	$350	7.33%	NA	0.64%	8.95%	0.63%	8.75%

Comparable Group
ASBI Ameriana Bncp of New Castle IN	$9.05	$27.05	$0.37	$11.26	22.63	80.37%	6.34%	82.50%	24.46x	$0.16	1.77%	43.24%	$427	7.89%	NA	0.28%	3.64%	0.26%	3.37%
CFBK Central Federal Corp. of OH	$4.72	$21.09	$0.07	$6.17	NM	76.50%	7.63%	76.50%	NM	$0.20	4.24%	NM	$276	9.97%	NA	0.00%	0.00%	0.12%	1.13%
CZWI Citizens Comm Bncorp Inc of WI	$8.35	$56.47	$0.21	$11.13	39.76	75.02%	13.27%	82.51%	39.76x	$0.20	2.40%	NM	$426	17.68%	0.50%	0.38%	1.85%	0.38%	1.85%
FFDF FFD Financial Corp of Dover OH	$13.65	$14.77	$1.19	$16.81	10.83	81.20%	8.21%	81.20%	11.47x	$0.66	4.84%	55.46%	$180	10.11%	0.72%	0.78%	7.51%	0.74%	7.10%
FBSI First Bancshares, Inc. of MO	$13.52	$20.97	$0.03	$17.71	NM	76.34%	8.42%	77.04%	NM	$0.00	0.00%	0.00%	$249	11.03%	1.56%	0.15%	1.36%	0.02%	0.17%
FCAP First Capital, Inc. of IN	$14.15	$39.82	$1.17	$16.62	11.14	85.14%	8.74%	96.98%	12.09x	$0.72	5.09%	61.54%	$456	10.26%	1.41%	0.79%	7.90%	0.73%	7.28%
LSBI LSB Fin. Corp. of Lafayette IN	$18.50	$28.84	$0.76	$21.93	22.02	84.36%	8.14%	84.36%	24.34x	$1.00	5.41%	NM	$354	9.65%	3.26%	0.37%	3.79%	0.34%	3.43%
LBCP Liberty Bancorp, Inc. of MO	$10.20	$45.30	$0.39	$10.74	23.72	94.97%	13.36%	94.97%	26.15x	$0.10	0.98%	25.64%	$339	14.06%	NA	0.60%	3.89%	0.54%	3.53%
PFED Park Bancorp of Chicago IL	$19.70	$23.74	$(0.07)	$24.85	NM	79.28%	10.59%	79.28%	NM	$0.72	3.65%	NM	$224	13.36%	1.33%	-0.07%	-0.47%	-0.04%	-0.27%
RIVR River Valley Bancorp of IN	$15.54	$25.41	$1.32	$15.70	11.51	98.98%	7.26%	99.04%	11.77x	$0.84	5.41%	63.64%	$350	7.33%	NA	0.64%	8.95%	0.63%	8.75%

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source:	Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2007 by RP® Financial, LC.

EXHIBITS

NUMERICAL EXHIBITS

OMITTED

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.